

The Goodyear Tire & Rubber Company

2001 Annual Report

Financial Highlights 1

To Our Shareholders 2

Market-Driven Changes Build Consumer Loyalty 6

Goodyear Technology Improves Automotive Safety 11

Goodyear Offers a Choice in Run-Flat Tire Systems 14

2001 Financial Review 17

Management's Discussion and Analysis 18

Consolidated Financial Statements 32

Notes to Financial Statements 36

Supplementary Data 59

Comparison with Prior Years 60

Report of Management 61

Report of Independent Accountants 61

Board of Directors and Officers 62

Goodyear Worldwide 63

Shareholder Information 64

Shareholder Discount Coupon 65

About Goodyear

Goodyear is the world's largest tire company. Together with its U.S. and international subsidiaries and joint ventures, Goodyear manufactures and markets tires for most applications. It also manufactures and sells several lines of power transmission belts, hose and other rubber products for the transportation industry and various industrial and consumer markets, as well as rubber-related chemicals for various applications. Goodyear is the world's largest operator of commercial truck service and tire retreading centers. In addition, it operates more than 2,000 tire and auto service center outlets. Goodyear manufactures its products in 96 facilities in 28 countries. It has sales and marketing operations in almost every country around the world.

About the Cover

The new Goodyear Eagle F1 GS-D3 high-performance tire combines the technology of a racing tire with optimum safety and comfort for everyday use. Inspired by three decades of success in Formula One racing, the tire's uninterrupted shoulder-to-shoulder treadblock allows it to get as close as possible to the performance of a racing tire and still be suitable for the open road. Introduced in March 2002 in Europe, the tire will be available for North American motorists later this year.

Safe Journeys
On The Wings of Goodyear


GOODYEAR AQUATRED 3

Goodyear is a company based upon a simple proposition: transporting our customers, safely and efficiently, through the journeys of their lives.

These journeys are the fabric of our daily lives – of our families, our jobs, our play. And while we make these journeys, our tires form the points of contact with our world.

Goodyear is based in Akron, Ohio, but our associates and our customers never forget that we are also in every city, every town, every mountain pass, every country lane and every desert road, every day and every night when someone, somewhere is taking one of their life's journeys.

Helping our customers do this, time after time, year after year, is what has protected our good name for 104 years.

And it is why people will always feel more secure and safe, making their journeys on the wings of Goodyear.

Financial Highlights

(Dollars in millions, except per share)	Year Ended December 31, 2001	2000
Net Sales	$14,147.2	$14,417.1
Net Income (Loss)	(203.6)	40.3
– Per diluted share	(1.27)	.25
Assets	$13,512.9	$13,568.0
Debt	3,568.3	3,585.8*
Equity	2,864.0	3,503.0
Debt to Debt and Equity	55.5%	50.6%*
Cash Dividends per Share	$ 1.02	$ 1.20
Common Shares Outstanding	163,165,698	157,603,962
Shareholders of Record	27,822	28,778
Average Number of Associates	100,779	106,724

*Debt and Debt to Debt and Equity in 2000 excludes the Sumitomo 1.2% Convertible Note Payable Due 8/01. Refer to Note 11.


GOODYEAR
#1 In TIRES

THE SPIRIT OF GOODYEAR

To Our Shareholders

Looking back at a year of both accomplishments and disappointments, we can report that at the end of 2001, Goodyear is much better positioned to compete and prosper than it was just one year ago. We are ready for the economic rebound.

Challenged by a multi-national recession similar to that experienced in the early 1970s and weak tire demand in much of the world, our sales declined in 2001. High raw materials costs, currency exchange rates, and actions to curtail production and reduce inventories greatly impacted our bottom line.

Because of the economic conditions, we intensified our focus on liquidity in the second half. Our efforts were successful. We generated $475 million in cash flow during the year. It will be applied to debt reduction. We ended 2001 with almost $1 billion in cash on hand.

The bottom line result was a disappointing loss. Many steps were taken by our associates during 2001 to return our earnings to more historical levels. We expect the company will return to profitability in 2002.

The Keys to Profit Improvement

A key factor to improved earnings is achieving higher revenue per tire. During 2001, we increased tire prices in markets around the world. In North America, the world's largest market, we increased prices for consumer replacement tires three times for a total of more than 10 percent.

Another factor is improving our product mix. We intend to grow our more-profitable replacement market business, while exiting some low-margin original equipment business.

The next opportunity is the position of our premium brands. We gained market share with the Goodyear brand in 2001. We expect this trend to continue as consumers' "flight to quality" accelerates in 2002.

During 2002, we plan to launch new marketing campaigns to re-introduce the Dunlop brand in North America. Capitalizing on the brand's European heritage and prestige original equipment fitments, we will reinforce Dunlop's position as a tire offering superior performance to passionate drivers. We expect to realize higher awareness of the brand and, obviously, increased sales, market share and profitability.

We will target our resources to better market our Goodyear, Dunlop and Kelly brands in North America and the Goodyear, Dunlop, Fulda and Pneumant brands in the European Union. To accomplish this, we are discontinuing almost 30 minor brands from our portfolio. We intend to retain the more-profitable portion of this volume with our other, better-known, tire brands.

Within these brands, we are concentrating on higher-margin SUV and performance tire segments.

Our tire businesses in North America and Europe have realigned themselves into units that focus on a single group of end users: replacement consumer tires, original equipment tires, commercial tire systems and farm tires. Each of these units controls the resources needed to understand the requirements of their customers and to develop, design, manufacture, market and sell the tires to satisfy them. We anticipate that this new organization will increase the speed of our response to market changes and lead to improved results.

Already visible is the renewed vitality this accountability is giving our commercial tire systems groups. While this business – which includes new tires, retreads and truck service – is presently near the bottom of an extended down cycle, the products and services we provide offer highly attractive profit margins. We have plans to offer several new and innovative products and services to move past our competitors as market conditions improve.



SAMIR G. GIBARA
CHAIRMAN & CHIEF EXECUTIVE OFFICER

ROBERT J. KEEGAN
PRESIDENT & CHIEF OPERATING OFFICER



Our Engineered Products business has simplified its organization to bring each associate closer to the customer. Decision making is becoming faster. Several new products are proving popular with customers.

Goodyear Chemical is re-focusing on its core basic and high-performance polymers and adhesives businesses following the sale of its specialty chemicals operation in December. A Six Sigma process will increase its productivity and effectiveness.

UNPRECEDENTED SUPPLY FLEXIBILITY

While disruptive during 2001, significant changes made to our manufacturing and supply chain operations have given us unprecedented flexibility to quickly – and cost-effectively – increase or decrease capacity as market conditions dictate. Employment was reduced by about 10,000 during the year. We expect to eliminate another 3,500 positions during 2002.

Flexible manufacturing capacity will be especially important during 2002 as the prospects for economic recovery remain uncertain. We have taken a conservative view and are planning for slow, but steady, economic improvement throughout the year. Industry volumes, however, will likely be down from 2001.

Coupled with this new manufacturing flexibility, we reduced worldwide inventories by almost $500 million during the year without any detrimental impact on customer service and supply.

Our manufacturing plants are much more efficient. Tire output per associate is up more than 20 percent from just two years ago. This increased productivity and Web-based information technology systems are making it possible to better forecast market demand and plan production to meet it.

The implementation of "IMPACT," our automated tire manufacturing process, continues. It will be fully in place in all of our worldwide commercial truck tire facilities by 2004 and is the centerpiece of the proposed $125 million modernization of our Lawton, Oklahoma, tire plant.

Recognizing their long-term value to the organization, we moved forward with these strategies despite the economic upheaval in 2001. We also completed several rationalization programs and the integration of our Dunlop tire businesses.

Work continues to shift our supply of low-margin products to low-cost facilities in Asia, Eastern Europe and Latin America. Some production – not requiring advanced manufacturing technology – could be outsourced. Our higher-cost, high-tech manufacturing base in North America and the European Union is best suited to produce highly engineered, high-margin products.

These actions will enable us to lower the company's break-even point, freeing working capital and reducing debt. We intend to further reduce debt in 2002.

Breakthrough Market-Driven Change

Sometimes market leaders are slightly ahead of their time. That was the case with our run-flat tires. Interest has been high, but sales did not meet our expectations. This is starting to change.

Today, premier tire brands such as Goodyear and Dunlop are gaining customers. The United States government will require tire pressure monitoring systems in new vehicles beginning in 2003. And, in a nationwide survey, seven out of eight consumers place run-flat tires at the top of their list of desired new-car safety features. The European car industry is also rapidly introducing low-tire-pressure warning devices.

The era of the run-flat tire, led by Goodyear, has arrived.

Goodyear is the world's leading manufacturer of run-flat tires. We expect to have shipped more than one million units by the end of 2002. We are currently supplying DaimlerChrysler, BMW and General Motors. Automakers worldwide are testing our tires in 50 different projects.

The same market-driven attention given run-flat tires is being applied in other areas of our business. Associates across Goodyear are focusing on providing superior consumer value, converting satisfaction to loyalty and anticipating competitors' moves.

Management Team Rejuvenation

Goodyear continues to revitalize its management team, as many of our senior leaders retired during 2001. A new generation of leaders – younger and more diverse, some joining us from other organizations – have ably stepped forward and taken on larger responsibilities.

In 1997, only two of our officers were age 50 or younger – today, there are ten. Almost 75 percent of our officers in 1997 had 30 or more years of service with the company – today, just 40 percent do.

Meeting Challenges

Despite the disappointments of 2001, we cannot lose sight of the accomplishments achieved by Goodyear associates during the year. Faced with difficult challenges, they called upon the creative strength of our organization and found the solutions that have positioned Goodyear extremely well for the economic recovery.

With the continued support of our shareholders, our customers and a team of the best people in our industry, we are extremely confident of Goodyear's future success.

Respectfully submitted,

Samir G. Gibara
Chairman & Chief Executive Officer

Robert J. Keegan
President & Chief Operating Officer

Market-Driven Changes Build Consumer Loyalty

Goodyear's commitment to becoming a market-driven organization is more than mere words.

It is not a campaign, complete with posters and a catchy slogan. It is not clever advertising with memorable jingles.

And, it is not about re-inventing a successful, 104-year-old company – the leader of its industry.

It is about rediscovering and restoring the principles that have made this company great.

It is about energizing and refocusing the activities of Goodyear's 96,000 associates around the world toward a unified purpose – attracting, developing and keeping loyal consumers of our products and services. Loyal consumers mean higher revenues and higher profits.

Goodyear has a long tradition of satisfying the needs of consumers – sometimes even when they did not know themselves what they needed. The Goodyear Aquatred tire, the most successful new product in the history of the tire industry, is a prime example of this. We created the wet-traction tire category and have led it for a decade.


GOODYEAR FORTERA

Goodyear's new Fortera tire gives drivers of luxury sport utility vehicles everything they want. It offers the rugged look of our popular Wrangler tires, the sporty handling of our Eagle high-performance tires and the smooth ride of a Goodyear Integrity family car tire.



But, being market-driven is more than developing, manufacturing and selling innovative tires, engineered products and chemicals. History is littered with innovative products that were met with a collective yawn from consumers.

It is about understanding the unmet needs of the most-valuable consumers and learning how they decide which products and services will best satisfy them.

It is about taking that knowledge and using it to develop innovative products and services, promoting them with integrated marketing programs and selling them through the proper distribution channel at an attractive – and profitable – price.


The new Goodyear Fortera redefines ruggedness and
premium ride for luxury sport utility vehicles.
FORTERA
GOODYEAR

A Resolve to Succeed

Around the globe, from Akron to Valencia and from Brussels to Taipei, Goodyear associates are making the transition and doing so with a resolve that they can overcome any challenges put in their path.

As our decision making evolves, so too is our organization changing. Sales and marketing groups have been separated, each focusing on its unique role and recognizing the vital work of the other discipline. Associates who have joined Goodyear from other industries bring best practices that augment our deep tire industry knowledge.

Our manufacturing, logistics and purchasing functions have been realigned to eliminate bottlenecks, reduce inventory levels and ensure consistent product supply for our customers. New demand forecasting initiatives will allow us to supply the tires our customers want – on-time – and to do so with lower inventory levels.

In North America and the European Union – our two largest markets – our regional tire businesses have been reorganized into unique units, each concentrating on a single, distinct group of end users. Instead of two large, multi-purposed businesses, we have created a portfolio of smaller, customer-focused businesses. Each controls the resources needed to understand, attract and retain valuable consumers. And each is responsible for its performance and profitability.

The replacement consumer tire units serve passenger car and light truck tire customers. Our original equipment tire groups serve major automakers. Commercial tire systems provide new tires, retreads and cradle-to-grave tire services for trucks. Our farm tire units sell a full line of tires for agricultural vehicles, including rubber track.

Also within each region are units that manage our company-owned retail outlets. Goodyear is one of the world's largest tire retailers. Using several different retail formats, we reach and serve tens of thousands of consumers each day. Direct access to and communications with end-users as they make purchase decisions are invaluable assets to a market-driven organization.

Marketing associates provide the linkage between our business units and technology groups. High-tech, innovative products are vital for success, but true leadership comes through advancements that satisfy unmet consumer needs.

Associates Engaged in Change

Around the world, Goodyear associates in all business functions are engaged and involved in these changes, giving us the ability to react quickly to market dynamics and providing us better focus and capability to profitably serve our customers.

The new Goodyear Fortera tire for sport utility vehicles is one of the first examples of our new market-driven initiatives.

The first SUVs were designed to be driven off-road and did so on Goodyear Wrangler tires. But, SUVs quickly grew in popularity and began to replace cars and minivans on the highway. The desire for a smoother ride led many to our Goodyear Integrity family car tires. Those wanting better handling sought our performance Goodyear Eagles.


FARM TIRES

From one generation to the next, farmers around the world depend on Goodyear for a full range of tires designed and built for the way they farm. From the Goodyear UltraTorque Radial and DT824 to Kelly-Springfield's PowerMark APR, we make tires for every kind of agricultural vehicle and for every type of farming.

Consumers needed an all-new tire, not a compromise.

Goodyear responded with the Fortera, an all-new tire that provides SUV drivers with the ride, comfort and handling of a passenger car tire with the rugged looks of an SUV tire. A tire with an elegant appearance; quiet, smooth ride; and aggressive styling.

With the strength of our powerful brands – and exciting products such as the Fortera – we have more repeat customers than any other tiremaker. Understanding unmet consumer needs and quickly developing new and innovative products to satisfy them will drive us to higher revenues and higher profits.


With Goodyear Wrangler tires, your journey doesn't
have to end just because the road does.

Goodyear Technology Improves Automotive Safety

They have always been round, and most of them will always be black. But technological advancements are leading to higher-quality tires that can improve the safety of almost anything with wheels.

Goodyear technology – technology that matters – is leading this change.

With decades of work toward improving tire safety as their base, Goodyear researchers are designing tomorrow's run-flat tire, tomorrow's low-pressure warning system and even tires that adjust their own air pressure as they roll down the road.

Goodyear's safety focus is not new. It has been part of the company's culture for 104 years.

What is new is the consumers' increased attention to tire safety. Current research shows that 81 percent of consumers want a tire that "is safe in all driving conditions."

In fact, the top six consumer tire attributes are all safety- or handling-related.

Consumers say they want tires that "keep my family safe." Tires that "handle well on all types of road surfaces" and "hold the road in sudden stops." Tires that "prevent hydroplaning" and "handle well in snow and ice."

Another research study shows that seven out of eight consumers place run-flat tires at the top of their list of desired automotive safety equipment.

And yet another indicates that 90 percent of consumers believe all tires are not the same.


GOODYEAR GT3 BIOTRED

The Goodyear GT3 tire is the first to use BioTRED, our patented rubber compound that replaces oil-derived carbon black with a starch made from corn. It offers significant improvements in fuel economy, performance and safety. The environmentally friendly tire has attracted the attention of European consumers, as well as vehicle manufacturers.



Critical Safety Components

Tires are clearly not a commodity. They are critical safety components on today's modern vehicles. And, they are a safety component that is too often taken for granted.

According to the U.S. National Highway Traffic Safety Administration, nine percent of passenger vehicles have at least one bald tire. One-third of light trucks and 27 percent of cars have at least one tire that is substantially under-inflated.

The United States government has recognized this and, beginning next year, will require new vehicles to have a built-in tire pressure monitoring system and that motorists receive more information about their tires and about how to care for them.

Goodyear technology – meshed with that of our partners with expertise in electronics, sensors and wireless communication – will make this possible.

We expect, by the end of next year, to introduce and begin selling a totally integrated tire monitoring system that alerts drivers to low pressure and high temperatures.

With the needed monitoring system already on board, the adoption of run-flat tires will increase. The conversion is already underway. Goodyear run-flat tires are under evaluation by major automakers around the world for 50 different projects.


DUNLOP SP SPORT A2

Dunlop's newest all-season high-performance tire, the SP Sport A2, was designed for consumers who want more than just exceptional handling. It also offers the ride comfort, low noise and long mileage of a premium touring tire and the confident control of an all-season radial.



Tire Technology Advancements

Thanks to Goodyear advancements in tire design technology, the run-flat tires on these vehicles will weigh less and be smoother riding than those made just three years ago.

Breakthroughs in manufacturing technology, including our advanced "IMPACT" automated system, will allow us to produce these tires at a lower cost. The product quality benefits coming from these advancements extend through our entire tire line.

Further advancements will integrate automatic tire inflation systems, making regular visits to the nearest air pump a thing of the past.

Beyond run-flats, Goodyear technology is making tires safer through tread designs that push water away from the tire, rubber compounds that grip icy pavement, reinforced sidewalls that resist rock punctures and advanced reinforcements that reduce road hazard damage.

Our BioTRED rubber compound, used in Europe's Goodyear GT3 tires, features a corn-based polymer that replaces oil-derived carbon black. This environmentally friendly tire boosts fuel economy and stops faster on wet pavement than conventional tires.

More future-oriented advancements could include tires made of urethane and other non-rubber materials that open new frontiers in run-flat technology, tread wear, fuel economy and recyclability. And, these tires might not be black.

Combining this tire and electronics knowledge with the molded products expertise in our Engineered Products business is moving Goodyear toward developing systems that control how these elements interact on a vehicle.

Whatever the direction of their work, Goodyear's researchers, engineers and manufacturing associates are unified on the destination. Providing the ultimate in tire quality performance and safety – today and tomorrow.

GOODYEAR OFFERS A CHOICE IN RUN-FLAT TIRE SYSTEMS

Goodyear – the pioneer and leader in run-flat tires and tire pressure monitoring devices – is looking beyond tires to providing customers with complete run-flat tire systems.

Our engineers developed Goodyear's first run-flat tire in the 1930s. The design proved itself worthy on military vehicles during World War II.

Sixty years and dozens of improvements later, Goodyear run-flat tires became standard equipment on the Chevrolet Corvette and Plymouth Prowler.

Today, our run-flat tires are offered as original equipment on the hot, retro-styled Mini. BMW – the manufacturer of the Mini – is also using Goodyear run-flat tires on its 3 Series cars sold in the United States.

Goodyear is the world leader in the supply of run-flat tires to the global automotive industry. We will have shipped more than one million run-flat tires by the end of 2002.


GOODYEAR EAGLE PD

Goodyear's Eagle Pd synchronous belts are moving beyond their industrial roots. 2001 International Hot Rod Association Driver of the Year Clay Millican is using them on the blower drive of his top fuel dragster. A day of racing with traditional straight-tooth belts used to require a belt change between each round. With Eagle Pd, Millican can race all day without changing belts.

This is the optimum time for Goodyear and the world's automakers to work closely together to make run-flat tire systems standard on tomorrow's vehicles. Beginning in 2003, vehicles sold in the United States must have air pressure monitoring systems.

Consumer interest in vehicle – and tire – safety is at an all-time high. Seven out of eight U.S. consumers place run-flat tires at the top of their list of desired automotive safety equipment.

Discussions have already been held with all major North American and European automakers about our run-flat system technologies and their vehicle platforms. The results have been positive. Automakers worldwide are evaluating our run-flat tires for 50 different projects.

With our strategic partners, Goodyear has the world's largest portfolio of run-flat tire system products. Goodyear can offer run-flat tires with


Drivers in Grand-Am racing run exclusively on
Goodyear Eagle and Dunlop racing tires.

three different support systems, three different air pressure monitoring and warning technologies and tire self-inflation systems. Plus, we can provide automakers with run-flat tires already mounted on wheels with sensors attached.

We recognize that drivers of sports cars, minivans and luxury cars expect different performance characteristics of their vehicles. And, satisfying those consumers is not possible with a one-size-fits-all run-flat tire.

Goodyear can provide integrated run-flat tire system solutions that match our original equipment customers' needs. And, we have in place new proprietary manufacturing technology to supply customers from Goodyear and Dunlop plants in North America, Europe and Japan.


GOODYEAR GPS 3 SPORT

The new Goodyear GPS 3 Sport tire, sold in our Latin America region, is a premium passenger car tire designed to top its category in terms of performance, safety and mileage. It has been designed to meet the needs of specific consumer groups who make tire purchase decisions based on durability, performance and value.



Our run-flat tire expertise does not end at the pavement's edge. Goodyear run-flat ATV tires let off-roaders continue to work and play, even with a punctured tire. And, Goodyear is the exclusive supplier of run-flat and self-inflating tires for Hummer vehicles used by military units throughout the world.

Beyond original equipment applications, Goodyear run-flat tires are more attractive to consumers than ever before.

Today's run-flat tire designs weigh less and cost less than those we sold just three years ago. And, our air pressure monitoring systems can operate via radio signals through a sensor chip built into the tire.

Installation is available at more than 3,000 Goodyear retail locations already certified to service run-flat tires.

2001 Financial Review

Management's Discussion and Analysis	18
Consolidated Financial Statements	32
Notes to Financial Statements	36
Supplementary Data	59
Comparison with Prior Years	60
Report of Management	61
Report of Independent Accountants	61
Board of Directors and Officers	62
Goodyear Worldwide	63
Shareholder Information	64

RESULTS OF OPERATIONS

(All per share amounts are diluted)

CONSOLIDATED

Net sales in 2001 were $14.15 billion, compared to $14.42 billion in 2000 and $13.36 billion in 1999.

A net loss of $203.6 million, $1.27 per share, was recorded in 2001, compared to net income of $40.3 million, $.25 per share, in 2000 and $243.2 million, $1.53 per share, in 1999.

NET SALES

Worldwide tire unit sales in 2001 were 219.3 million units, a decrease of 4.0 million units or 1.8% compared to 2000. North American (U.S. and Canada) volume decreased 3.9 million units or 3.4% in 2001, while international unit sales decreased .1 million units or .1%. Worldwide replacement unit sales decreased 1.6% in 2001, primarily in Europe and Latin America. Original equipment unit sales were 2.2% lower in 2001, primarily in North America and Eastern Europe.

Worldwide tire unit sales in 2000 were 223.3 million units, 11.4% higher than in 1999. The Dunlop businesses contributed 37.3 million units during 2000, compared to 14.4 million units in 1999. Total North American volume increased 6.3% from 1999 while international unit sales increased 17.5%. Worldwide original equipment unit sales rose 10.7% from 1999, with increases in all regions outside of North America. Replacement unit sales increased 11.7%, primarily in the European Union and North America.

Revenues decreased 1.9% in 2001 primarily due to lower tire unit sales and the effect of currency translation on international results. Goodyear estimates that versus 2000, currency translation adversely affected revenues by approximately $395 million.

Revenues increased 7.9% in 2000 due primarily to higher tire unit sales. The Dunlop businesses, acquired on September 1, 1999, contributed $2.26 billion to 2000 sales, compared to $873.4 million in 1999. Revenues in 2000 were adversely impacted by the effect of currency translation on international results, primarily in Europe, where the average value of the Euro versus the U.S. dollar dropped 13.0% from the 1999 average rate. Goodyear estimates that versus 1999, currency movements adversely affected revenues in 2000 by approximately $450 million.

COST OF GOODS SOLD

Cost of goods sold (CGS) was 82.1% of sales in 2001, compared to 80.7% in 2000 and 81.1% in 1999. CGS reflected higher conversion costs resulting from lower levels of plant utilization as Goodyear reduced finished goods inventory levels, as well as higher raw materials costs. Goodyear estimates that production cutbacks relative to 2000 levels resulted in approximately $320 million of underabsorbed costs due to less efficient absorption of fixed costs during 2001. Costs were favorably impacted by the effects of the previous rationalization actions and ongoing cost containment measures.

Goodyear expects that the cost of energy and raw materials will remain at 2001 levels or decrease slightly. In addition, in 2000 Goodyear negotiated a new labor agreement in the United States that is anticipated to continue to result in higher costs in future periods. These costs may not be recoverable due to pricing pressures present in today's highly competitive market.

CGS in 2000 increased in dollars, but decreased as a percent to sales compared to 1999 due primarily to the effects of rationalization actions, ongoing cost containment measures and synergies realized in part from the strategic alliance with Sumitomo. Margins were adversely affected by the worldwide competitive pricing environment and a change in product and market mix to lower margin tires.

Research and development expenses are included in CGS and were $375.5 million in 2001, compared to $423.1 million in 2000 and $438.0 million in 1999. Research and development expenditures in 2002 are expected to be approximately $375 million.

SELLING, ADMINISTRATIVE AND GENERAL EXPENSE

Selling, administrative and general expense (SAG) in 2001 was 15.9% of sales, compared to 15.5% in 2000 and 15.1% in 1999. SAG increased in dollars and as a percent to sales in 2001 primarily due to increased warehousing and distribution costs in North America. SAG decreased in all international SBUs due to cost containment initiatives and the favorable effect on SAG of foreign currency exchange rates. SAG increased in 2000 compared to 1999 due to the acquisition of, and higher SAG levels at, the Dunlop businesses. SAG benefited in 2000 from the favorable impact of ongoing worldwide cost containment measures.

Management's Discussion and Analysis of Financial Condition and Results of Operations

EBIT

Consolidated EBIT is computed as follows: net sales less CGS and SAG. Consolidated EBIT was $278.9 million in 2001, $542.5 million in 2000 and $506.4 million in 1999. Consolidated margin (consolidated EBIT divided by consolidated sales) was 2.0% in 2001, 3.8% in 2000 and 3.8% in 1999.

Interest Expense

Interest expense in 2001 was $292.4 million, compared to $282.6 million in 2000 and $179.4 million in 1999. Interest expense increased due to higher average debt levels.

Other (Income) and Expense

Other (income) and expense was $11.8 million in 2001, compared to $27.8 million in 2000 and $(147.1) million in 1999. Other (income) expense in 2001 included gains of $17.0 million ($13.9 million after tax or $.09 per share) resulting from the sale of land and buildings in the United Kingdom and $27.4 million ($16.9 million after tax or $.10 per share) resulting from the sale of Goodyear's specialty chemical business.

Other (income) and expense in 2000 included a gain of $5.0 million ($3.2 million after tax or $.02 per share) on the sale of land at a manufacturing facility in Mexico.

During 1999, other (income) and expense included a gain totaling $149.7 million ($143.7 million after tax or $.90 per share) on the change in control of 25% of the European businesses contributed to Goodyear Dunlop Tires Europe B.V. by the Company. In addition, proceeds of $17.0 million ($11.1 million after tax or $.07 per share) were realized in 1999 from Goodyear's sale of customer lists and formulations in connection with its exit from the production of certain rubber chemicals.

Other (income) and expense included accounts receivable sales fees and commitment fees totaling $53.3 million, $43.9 million and $34.6 million in 2001, 2000 and 1999, respectively.

For further information, refer to the note to the financial statements No. 4, Other (Income) and Expense.

Foreign Currency Exchange

Foreign currency exchange expense was $.1 million in 2001, while income was recorded totaling $6.7 million in 2000 and $27.6 million in 1999. Foreign currency exchange in 1999 benefited from the impact of currency movements on U.S. dollar denominated monetary items, primarily in Brazil.

Equity in Earnings of Affiliates

Equity in earnings of affiliates was a loss of $40.6 million in 2001, compared to a loss of $22.4 million in 2000 and income of $10.3 million in 1999. The losses in 2001 and 2000 were due primarily to operating losses and rationalization charges incurred by South Pacific Tyres, Ltd. (SPT), an Australian tire manufacturer in which Goodyear owns a 50% equity interest. Goodyear's share of rationalization charges recorded by SPT in 2001 and 2000 totaled approximately $24.0 million ($24.0 million after tax or $.15 per share) and $16.1 million ($10.5 million after tax or $.07 per share), respectively.

Income Taxes

Goodyear had a tax benefit at an effective tax rate of 25.4% for 2001. Goodyear's effective tax rate was 20.0% and 16.7% in 2000 and 1999, respectively. The effective rate in 2000 increased from 1999 due to the nontaxable character of the $149.7 million gain in 1999 resulting from the change in control of 25% of Goodyear's businesses contributed to the European joint venture with Sumitomo.

For further information, refer to the note to the financial statements No. 16, Income Taxes.

Rationalization Activity

To maintain global competitiveness, Goodyear has implemented rationalization actions over the past several years for the purpose of reducing over-capacity, eliminating redundancies and reducing costs. Goodyear recorded net rationalization costs of $206.8 million in 2001, $124.1 million in 2000 and $171.6 million in 1999. Goodyear has reduced employment levels by approximately 9,900 from December 31, 2000 and almost 19,000 since 1998, primarily as a result of rationalization activities.

Fourth Quarter 2001 Program

Goodyear recorded a net rationalization charge on the Consolidated Statement of Income totaling $127.8 million ($101.2 million after tax or $.62 per share) in the fourth quarter of 2001, which included a $4.1 million reversal of reserves no longer needed for their originally intended purposes. These actions were in response to continued competitive conditions in the markets served by Goodyear and worldwide economic uncertainty. Under these actions, Goodyear has provided for worldwide associate reductions through retail and administrative consolidation and manufacturing plant downsizing and consolidation. Goodyear anticipates that, upon completion of these actions, it will further reduce annual operating costs by approximately $85 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The 2001 fourth quarter actions included associate-related costs of $58.8 million for the release of approximately 2,200 associates around the world, primarily production and administrative associates in Europe. During 2001, approximately 300 associates were released under this program at a cost of $1.6 million, however, a significant amount of the payments related to these associates will be incurred during 2002. Rationalization costs, other than associate-related costs, totaled $73.1 million and were primarily for the writeoff of equipment taken out of service and noncancellable lease contracts. During 2001, Goodyear incurred $42.5 million of these costs for the writeoff of equipment taken out of service. The remaining reserve for costs related to the completion of these actions was $87.8 million at December 31, 2001.

FIRST QUARTER 2001/FOURTH QUARTER 2000 PROGRAM

Goodyear recorded a rationalization charge totaling $79.0 million ($57.1 million after tax or $.36 per share) in the 2001 first quarter. Of the $79.0 million charge, $12.5 million related to the closure of Goodyear's manufacturing facility in Italy announced in 1999 and $66.5 million continued the rationalization program announced in the fourth quarter of 2000.

Goodyear recorded a rationalization charge totaling $124.1 million ($100.1 million after tax or $.63 per share) during 2000, of which $4.7 million related to the 1999 program, primarily the closure of Goodyear's manufacturing facility in Italy, and $119.4 million related to rationalization actions announced during 2000. These 2000 actions were for global workforce reductions and manufacturing facility consolidations including the closure of a tire plant in Latin America.

Pursuant to the program recorded in the fourth quarter of 2000 and the first quarter of 2001, Goodyear has released approximately 6,800 associates to date, for which costs totaling $122.8 million were incurred during 2001. The balance of the provision for associate-related costs totaled $5.9 million and $73.2 million as of December 31, 2001 and 2000, respectively. Rationalization costs, other than associate-related costs, totaling $12.3 million were incurred during 2001. These costs were primarily for ongoing lease obligations. The balance of the provision for rationalization costs, other than associate-related costs, totaled $3.4 million and $8.8 million at December 31, 2001 and 2000, respectively.

Goodyear will complete these rationalization actions during the first quarter of 2002. Annual pretax savings of approximately $260 million were expected when the first quarter 2001/fourth quarter 2000 program was approved. Goodyear estimates that operating costs were reduced by approximately $155 million in 2001 as a result of these actions.

1999 PROGRAM

During 1999, Goodyear committed to a number of rationalization actions to reduce costs and increase productivity and efficiency. The actions consisted of worldwide associate reductions, exit from the CART/IRL racing series, termination of tire production at the Gadsden, Alabama, facility and manufacturing facilities in Latin America and Italy, and downsizing and consolidation of tire manufacturing facilities in North America, Europe and Latin America. A charge of $240.1 million ($177.7 million after tax or $1.13 per share) was recorded, of which $47.6 million related to non-cash writeoffs and $192.5 million related to future cash outflows, primarily for associate severance costs. The associate-related charges of $171.6 million provided for the release of approximately 5,000 associates worldwide. Non-associate-related costs of $68.5 million were primarily for the writeoff of equipment taken out of service and noncancellable contracts at the closed manufacturing facilities.

Goodyear recorded reversals of, and adjustments to, rationalization plans of $68.5 million ($45.2 million after tax or $.29 per share) during 1999, including $51.5 million related to charges which were originally recorded during 1999, primarily related to the decision to resume production of certain passenger tire lines in a portion of the Gadsden facility. The remaining $17.0 million related to reserves from prior year plans which were no longer needed for their originally intended purposes. The net charge to the Consolidated Statement of Income totaled $171.6 million ($132.5 million after tax or $.84 per share) during 1999.

Related to the 1999 actions, Goodyear incurred costs of $16.0 million during 2001, primarily for the release of 350 associates and final plant closing costs for the closed manufacturing facility in Italy. The remaining reserve for the 1999 programs was $.8 million and $4.3 million at December 31, 2001 and 2000, respectively. Goodyear has completed these actions with the exception of ongoing severance payments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Dunlop Integration Program

The following rationalization actions have been recorded as adjustments to the purchase price allocation in respect of the acquired Dunlop businesses, and did not affect the Consolidated Statement of Income.

Goodyear committed to certain rationalization actions related to the Dunlop businesses for the purpose of optimizing market growth opportunities and maximizing cost efficiencies. Goodyear recorded costs in 1999, 2000 and the first quarter of 2001 totaling $72.8 million, substantially all of which was for future cash outflows. Under these rationalization programs, associate-related costs for the release or relocation of approximately 2,000 production, support, technical, retail and administrative associates totaling $58.5 million were recorded, and rationalization costs, other than associate-related costs, totaling $14.3 million were recorded primarily for lease cancellations and future rental payments under noncancellable leases. Through December 31, 2001, costs totaling $61.0 million had been incurred and reversals of $5.0 million had been recorded for reserves no longer needed for their originally intended purposes. Goodyear has completed the Dunlop integration program except for ongoing associate severance payments and future rental payments under noncancellable leases. A balance of $6.8 million remains at December 31, 2001, for these purposes.

For further information, refer to the note to the financial statements No. 3, Rationalizations.

Strategic Alliance

On September 1, 1999, Goodyear commenced operations under a global alliance with Sumitomo Rubber Industries Ltd. ("Sumitomo"). Under the global alliance agreements, Goodyear acquired 75%, and Sumitomo owned 25%, of Goodyear Dunlop Tires Europe B.V., a Netherlands holding company. Concurrently, the holding company acquired substantially all of Sumitomo's tire businesses in Europe, including eight tire manufacturing plants located in England, France and Germany and sales and distribution operations in 18 European countries, and most of Goodyear's tire businesses in Europe. Excluded from the European joint venture are Goodyear's tire businesses in Poland (other than a sales company), Slovenia and Turkey (as well as Morocco and South Africa), Goodyear's aircraft tire businesses, and Goodyear's textile, steel tire cord and tire mold manufacturing plants, a technical center and related facilities located in Luxembourg.

Goodyear also acquired 75%, and Sumitomo acquired 25%, of Goodyear Dunlop Tires North America Ltd., a holding company that purchased Sumitomo's tire manufacturing operations in North America and certain of its related tire sales and distribution operations. In addition, Goodyear acquired 100% of the balance of Sumitomo's Dunlop Tire distribution and sales operations in the United States and Canada. Goodyear also acquired a 25% (and Sumitomo acquired a 75%) equity interest in each of two tire companies in Japan, one for the distribution and sale of Goodyear-brand passenger and truck tires in the replacement market in Japan and the other for the distribution and sale of Goodyear-brand and Dunlop-brand tires to original equipment manufacturers in Japan. Goodyear transferred certain assets of its subsidiary located in Japan in exchange for such equity interests and approximately $27 million in cash.

Goodyear also acquired a 51% (and Sumitomo acquired a 49%) equity interest in a company that coordinates and disseminates commercialized tire technology among Goodyear, Sumitomo, the joint ventures and their respective affiliates, and an 80% (and Sumitomo acquired a 20%) equity interest in a global purchasing company. The global alliance Agreements also provided for the investment by Goodyear and Sumitomo in the common stock of the other.

Goodyear accounted for the strategic alliance using the purchase method. The cost of the acquired businesses totaled approximately $1.24 billion, including the cash payment of $931.6 million and the fair value of 25% of the Goodyear businesses contributed to the European joint venture, or $307 million. In addition, the Dunlop businesses contributed to the joint venture companies by Sumitomo included $130 million of debt. Approximately $367 million of goodwill was recorded on the transaction which was being amortized on a straight-line basis over 40 years. Amortization was discontinued on January 1, 2002, as a result of Goodyear's adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." Goodyear recognized a gain of $149.7 million ($143.7 million after tax or $.90 per share) on the change of control of 25% of the businesses it contributed to the European joint venture.

For further information, refer to the notes to the financial statements No. 3, Rationalizations and No. 8, Investments.

The Euro

On January 1, 2002, the Euro became the lawful currency of each member state of the European Monetary Union. Goodyear actively prepared for the conversion of all information systems software to the Euro, which became the functional currency of most of its European businesses. This conversion did not have a material impact on results of operations, financial position or liquidity of Goodyear's operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Uncertainties, Accounting Estimates and Other Matters

If reduced levels of original equipment demand continue as anticipated, resulting lower levels of plant utilization would increase unit costs, which costs may not be recovered in the market. Increased labor costs are anticipated and Goodyear could experience unexpected higher raw material and energy prices. These costs, if incurred, may not be recoverable due to pricing pressures present in today's highly competitive market. Goodyear is unable to predict future currency fluctuations. Sales and earnings in future periods are likely to be unfavorably impacted if the U.S. dollar strengthens versus various foreign currencies. A continuation of the current economic downturn in the U.S. and Europe is likely to unfavorably impact Goodyear's sales and earnings in future periods. Similarly, continued volatile economic conditions in emerging markets could adversely affect sales and earnings in future periods.

The ultimate liability of Goodyear in respect of the various claims, lawsuits and other legal proceedings to which it is a party cannot be estimated with certainty. Goodyear's accounting policy is to determine whether a liability should be recorded and to estimate the amount of such liability, based on the information available and using assumptions and methods it has concluded are appropriate. As additional information becomes available, Goodyear will reassess its evaluation of the pending claims, lawsuits and other proceedings.

Goodyear has established a liability in respect of the approximately 63,000 asbestos claims pending at December 31, 2001, and an asset for expected recoveries under insurance policies and coverage-in-place agreements with certain primary insurance carriers. The claims relate to exposure to asbestos in certain rubber coated products manufactured by Goodyear in the past or in certain Goodyear facilities. During 2001, Goodyear received approximately 18,000 new claims and resolved approximately 9,500 asbestos claims. The amount spent on asbestos litigation defense and claim resolution during 2001 was approximately $15.5 million (before recovery of insurance proceeds). Goodyear believes it will recover a substantial portion of its liability from the proceeds of existing insurance policies. Goodyear cannot predict the number of future claims, the cost of disposing of existing and future claims, or the future ability to recover from insurance carriers.

Goodyear also has claims asserted in other legal proceedings to which it is currently a party. These proceedings include, among other things, several class actions relating to alleged breaches of warranty or product defects relating to Goodyear Entran II hose used in certain home heating systems and certain of Goodyear's Load Range D and E light truck tires.

A jury in a civil action between the Company and Heatway in Federal District Court in Cleveland, Ohio, found that the Company did not breach the implied warranty of merchantability in respect of Entran II hose sold to Heatway for installation in radiant heating systems and that the hose was fit for use in the systems and the court, on February 4, 2000, dismissed all claims of Heatway regarding the Entran II hose. On February 25, 2002, a jury in a civil action in a Colorado State Court awarded the plaintiffs damages for alleged defects in Goodyear Entran II hose installed as part of Heatway radiant heating systems at five homesites in the amount of $5.9 million, which is trebled under the Colorado Consumer Protection Act, plus interest, attorney's fees and costs, for a total award of approximately $20 million. The Company believes the verdict was based on material errors of fact and law and will appeal.

Litigation is inherently uncertain and difficult to predict. Due to these inherent uncertainties, it is possible that the actual liability, if any, will differ from estimates. Based on its understanding and evaluation of these claims, as well as existing environmental claims, Goodyear believes these matters are not likely to have a material effect on its consolidated financial position in future periods, although unanticipated adverse results in these proceedings could have a material impact on earnings and cash flow in any quarter or for any year.

The terms and conditions of Goodyear's global alliance with Sumitomo as set forth in the Umbrella Agreement between Goodyear and Sumitomo provide for certain minority exit rights available to Sumitomo commencing in September 2004. Sumitomo's exit rights, in the unlikely event of exercise, could require Goodyear to make a substantial payment to acquire Sumitomo's interest in the alliance.

Goodyear entered into an agreement with Pacific Dunlop Ltd. (PDL) during 2001 relating to SPT. Under the agreement, PDL has the right, during the period beginning August of 2005 and ending one year later, to require Goodyear to purchase PDL's 50% interest in SPT at a formula price based on the earnings of SPT. If PDL does not exercise its right, Goodyear may require PDL to sell its interest to Goodyear during the 180 days following the expiration of PDL's right at a price established using the same formula.

In view of current conditions in the financial markets, which are subject to change, and based on current estimates, it is possible that, beginning in 2003, Goodyear may be required to make substantial contributions to its domestic pension plans in order to satisfy minimum funding requirements in future periods.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Recently Issued Accounting Standards

On January 1, 2001, Goodyear adopted Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities" as amended and interpreted. SFAS 133 requires all derivatives to be recognized as assets or liabilities and measured at fair value. Changes in such fair value will impact earnings to the extent of any ineffectiveness in hedging relationships. The transition adjustment resulting from the adoption of SFAS 133 increased Shareholders' Equity by $5.4 million.

On January 1, 2001, Goodyear adopted Statement of Financial Accounting Standards No. 140 (SFAS 140), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS 140 requires that after a transfer of financial assets, an entity recognize the financial and servicing assets it controls and the liabilities it has incurred, derecognize financial assets when control has been surrendered, and derecognize liabilities when extinguished. A transfer of financial assets in which the transferor surrenders control over those assets is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. The adoption of SFAS 140 did not have a material impact on Goodyear's results of operations, financial position or liquidity.

On January 1, 2002, Goodyear adopted Statement of Financial Accounting Standards No. 142 (SFAS 142), "Goodwill and Other Intangible Assets". SFAS 142 addresses the accounting for goodwill and other intangible assets and specifies that, among other things, intangible assets with an indefinite useful life and goodwill will no longer be amortized. The standard requires goodwill and intangible assets with an indefinite useful life to be annually tested for impairment and written down to fair value if considered impaired. Goodyear estimates that amortization expense in 2002 will be reduced by approximately $25 million to $30 million after tax ($.15 per share to $.17 per share) compared to 2001, and does not anticipate any impairment write-down as a result of the implementation of SFAS 142.

SEGMENT INFORMATION

Segment information reflects the strategic business units of Goodyear, which are organized to meet customer requirements and global competition. The tire business is managed on a regional basis. Engineered Products and Chemical Products are managed on a global basis.

Results of operations in the tire and engineered products business segments were measured based on net sales to unaffiliated customers and EBIT. Results of operations of the chemical business included transfers to other segments. Segment EBIT is computed as follows: net sales less cost of goods sold, less selling, administrative and general expense (excluding corporate administrative expenses).

Segment EBIT was $366.7 million in 2001, $599.0 million in 2000 and $544.6 million in 1999. Segment operating margin (segment EBIT divided by segment sales) in 2001 was 2.5%, compared to 4.0% in 2000 and 3.9% in 1999.

Segment EBIT does not include the previously discussed rationalization charges and gains on asset sales. For further information, refer to the note to the financial statements No. 20, Business Segments.

North American Tire

North American Tire segment sales in 2001 were $7.15 billion, increasing .6% from $7.11 billion in 2000 and 7.6% from $6.65 billion in 1999.

Unit sales in 2001 were 112.0 million, decreasing 3.4% from 2000 and increasing 2.7% from 1999. Replacement unit sales in 2001 increased .2% from 2000 and 10.9% from 1999. Original equipment volume in 2001 decreased 11.3% from 2000 and 13.2% from 1999.

Sales in 2001 increased compared to 2000 due to the favorable impact of a change in product mix to higher priced tires, price increases in the replacement market and units delivered in connection with the Ford Motor Company ("Ford") replacement program for certain light truck tires of a competitor. Sales were adversely affected in 2001 by lower original equipment volume resulting from production cutbacks by the manufacturers of automobiles and commercial trucks which Goodyear supplies, and lower volume in the replacement market during the fourth quarter, as economic conditions deteriorated. During 2001, Goodyear supplied approximately 5 million tire units with an EBIT impact of approximately $95 million in connection with the Ford replacement program.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Sales in 2000 increased from 1999 due to the acquisition of the Dunlop businesses in the United States and Canada. The Dunlop businesses contributed $755.0 million to sales in 2000, compared to $252.3 million in 1999. Sales in the last four months of 2000 benefited from the sale of approximately 3.0 million tires related to a replacement program involving approximately 6.5 million of a competitor's tires. Sales reflected improved customer fill rates from 1999, but revenues were adversely impacted by reduced tire shipments resulting from production cutbacks by original equipment customers in the auto and commercial truck industries. In addition, price increases implemented earlier in 2000 met with resistance in the marketplace and as a result negatively impacted sales of commercial tires in North America.

North American Tire segment EBIT was $107.8 million in 2001, compared to $260.7 million in 2000 and $26.3 million in 1999. Operating margin in 2001 was 1.5%, compared to 3.7% in 2000 and .4% in 1999.

During the fourth quarter of 2001, North American Tire recorded a charge of $30 million for a voluntary tire replacement program covering certain tires in service on 15-passenger vans and ambulances. These tires will be replaced with tires of the latest design. It is estimated that approximately 200,000 of these tires are in service and will be replaced.

EBIT in 2001 decreased from 2000 due to higher conversion costs resulting from lower levels of plant utilization, higher raw material costs, higher SAG costs, lower sales volume and the charge for Goodyear's tire replacement program. EBIT was favorably impacted by price increases in the replacement market, a shift in mix to higher margin tires, the Ford replacement program and lower research and development costs.

EBIT in 2000 increased from 1999 due to the acquisition of the Dunlop businesses, lower SAG resulting from cost reduction programs and the inclusion of nonrecurring costs in EBIT in 1999. EBIT in 2000 also benefited from increased consumer replacement shipments due to a competitor's tire recall program. EBIT was adversely affected in 2000 by significantly higher energy costs, increased raw material and labor costs and production cutbacks to better align inventory with original equipment demand.

EBIT did not include net rationalization charges (credits) totaling $31.6 million in 2001, $(.7) million in 2000 and $71.5 million in 1999.

Revenues and EBIT in the North American Tire segment may be adversely affected in future periods by the effects of continued competitive pricing conditions, reduced demand by original equipment customers, changes in product mix, unanticipated increases in raw material and energy prices, anticipated higher wage and benefit costs and general economic conditions.

European Union Tire

European Union Tire segment sales in 2001 were $3.13 billion, decreasing 2.2% from $3.20 billion in 2000 and increasing 18.4% from $2.64 billion in 1999.

Unit sales in 2001 were 61.1 million, increasing 1.4% from 2000 and 33.6% from 1999. Replacement unit sales in 2001 decreased 2.0% from 2000 and increased 26.1% from 1999. Original equipment volume in 2001 increased 9.5% from 2000 and 53.1% from 1999.

Revenues decreased in 2001 from 2000 due primarily to currency translation. Goodyear estimates that the effects of currency translation adversely affected European Union Tire segment sales by approximately $85 million in 2001 compared to 2000. Revenues also decreased in 2001 due to a shift in mix toward lower-priced original equipment tires and competitive pricing pressures, particularly in the first half of 2001. Revenues were favorably impacted by higher volume.

Sales in 2000 increased from 1999 due to the acquisition of the Dunlop businesses. The Dunlop businesses contributed $1.50 billion to sales in 2000, compared to $621.1 million in 1999. Revenues were adversely impacted by the decrease in the value of the Euro versus the U.S. dollar, competitive pricing, especially in England and Germany, lower volume in some market segments and a change in mix to lower priced tires. Goodyear estimates that the effects of currency translation adversely affected European Union Tire segment sales by approximately $300 million in 2000 compared to 1999.

European Union Tire segment EBIT was $57.2 million in 2001, decreasing 35.5% from $88.7 million in 2000 and 69.6% from $188.0 million in 1999. Segment operating margin in 2001 was 1.8%, compared to 2.8% in 2000 and 7.1% in 1999.

EBIT decreased in 2001 from 2000 due to higher raw material costs, a change in mix to lower margin original equipment tires and currency translation. Goodyear estimates that the effects of currency translation reduced operating income by approximately $5 million in 2001 compared to 2000. EBIT was favorably impacted by higher sales volume and lower SAG costs resulting from cost containment and rationalization programs.

EBIT in 2000 decreased from 1999 due to competitive market conditions, manufacturing inefficiencies resulting from the relocation of tire production from England to the European continent and the closure of a tire plant in Italy, and higher raw material and energy prices. In addition, Goodyear estimates that the effects of currency translation reduced operating income by approximately $20 million in 2000 compared to 1999. EBIT was favorably affected in 2000 by higher tire unit sales resulting from the acquisition of the Dunlop businesses.

Management's Discussion and Analysis of Financial Condition and Results of Operations

EBIT did not include net rationalization charges totaling $81.5 million and gains on asset sales of $17.0 million in 2001, net rationalization charges totaling $23.3 million in 2000 and net rationalization charges totaling $2.8 million in 1999. A gain totaling $149.7 million resulting from the change in control of 25% of Goodyear's businesses contributed to the European joint venture was also not included in 1999 EBIT.

Revenues and EBIT in the European Union Tire segment may be adversely affected in future periods by the effects of currency translation if the U.S. dollar strengthens against European currencies. Sales and EBIT in future periods may be negatively impacted by continued competitive pricing conditions, changes in mix, unanticipated increases in raw material and energy prices and the general economic slowdown in the region.

Eastern Europe, Africa and Middle East Tire

Eastern Europe, Africa and Middle East Tire ("Eastern Europe Tire") segment sales in 2001 were $703.1 million, decreasing 11.3% from $793.0 million in 2000 and 13.5% from $812.9 million in 1999.

Unit sales in 2001 were 14.0 million, decreasing 10.1% from 2000 and 11.5% from 1999. Replacement unit sales in 2001 decreased 8.1% from 2000 and 11.5% from 1999. Original equipment volume in 2001 decreased 17.2% from 2000 and 11.1% from 1999.

Revenues in 2001 decreased from 2000 due to currency devaluations in Turkey and South Africa and lower volume in both the original equipment and replacement markets. Goodyear estimates that the effects of currency translation adversely affected Eastern Europe Tire segment sales by approximately $120 million in 2001 compared to 2000.

Revenues in 2000 decreased from 1999 due to a downturn in the replacement market and the effects of currency translation, but benefited from generally improved pricing in the region and a general improvement in the economic conditions in Eastern Europe and South Africa. Goodyear estimates that the effects of currency translation adversely affected Eastern Europe Tire segment sales by approximately $75 million in 2000 compared to 1999.

Eastern Europe Tire EBIT was $20.2 million in 2001, decreasing 63.0% from $54.6 million in 2000 and 59.4% from $49.8 million in 1999. Operating margin in 2001 was 2.9%, compared to 6.9% in 2000 and 6.1% in 1999.

EBIT in 2001 decreased from 2000 due to the economic crisis in Turkey, the effects of currency translation, lower sales volume and the effect of production cutbacks to align inventory levels with demand. EBIT was favorably impacted by reduced SAG resulting from cost containment and rationalization programs. Goodyear estimates that the effects of currency translation reduced operating income by approximately $25 million in 2001 compared to 2000.

EBIT in 2000 increased from 1999 due primarily to increased factory utilization levels and improved market conditions. EBIT in 2000 was adversely impacted by an industry-wide strike in Turkey.

EBIT did not include net rationalization charges totaling $11.2 million in 2001, $9.6 million in 2000 and $.3 million in 1999.

Revenues and EBIT in the Eastern Europe Tire segment may be adversely affected in future periods by the effects of continued competitive pricing conditions, changes in mix, unanticipated increases in raw material and energy prices, continued volatile economic conditions and currency translation.

Latin American Tire

Latin American Tire segment sales in 2001 were $1.01 billion, decreasing 3.4% from $1.05 billion in 2000, but increasing 6.8% from $948.1 million in 1999.

Unit sales in 2001 were 20.0 million, increasing 1.3% from 2000 and 12.4% from 1999. Replacement unit sales in 2001 decreased 6.3% from 2000 and 1.4% from 1999. Original equipment volume in 2001 increased 24.9% from 2000 and 67.6% from 1999.

Revenues in 2001 decreased compared to 2000 due to currency translation, particularly in Brazil, a shift in mix toward lower-priced original equipment tires, lower volume in the replacement market due to an economic slowdown and weak economic conditions in the region. Revenues benefited from price adjustments partially offsetting currency movements and higher volume. Goodyear estimates that currency translation reduced sales by approximately $85 million in 2001 compared to 2000.

Revenues in 2000 increased from 1999 due primarily to higher tire unit sales, but were adversely affected by competitive pricing pressures.

Latin American Tire segment EBIT was $89.8 million in 2001, increasing 28.7% from $69.8 million in 2000 and 32.6% from $67.7 million in 1999. Operating margin in 2001 was 8.9%, compared to 6.7% in 2000 and 7.1% in 1999.

Management's Discussion and Analysis of Financial Condition and Results of Operations

EBIT in 2001 reflected price adjustments partially offsetting currency movements, the benefits of cost reduction programs, rationalizations, lower raw material costs and higher volume. EBIT was adversely affected by currency translation and a change in mix to lower margin original equipment tires. Goodyear estimates that the effects of currency translation reduced operating income by approximately $35 million in 2001 compared to 2000.

EBIT in 2000 increased from 1999 due to higher tire unit sales, but was adversely affected by continued pricing pressures and higher raw material and labor costs.

EBIT did not include rationalization charges totaling $.2 million in 2001, rationalization charges totaling $65.7 million and a $5.0 million gain on the sale of land at a manufacturing facility in Mexico in 2000 and rationalization charges totaling $77.3 million in 1999.

Revenues and EBIT in future periods may be adversely affected by the effects of continued competitive pricing conditions, changes in mix, unanticipated increases in raw material and energy prices, continued volatile economic conditions, future adverse economic conditions in Mexico, Central America and South America and currency translation.

Asia Tire

Asia Tire segment sales in 2001 were $493.9 million, decreasing 5.9% from $524.6 million in 2000 and 16.7% from $593.2 million in 1999.

Unit sales in 2001 were 12.2 million, increasing 3.1% from 2000 and .9% from 1999. Replacement unit sales in 2001 were flat from 2000 and decreased 8.7% from 1999. Original equipment volume in 2001 increased 12.3% from 2000 and 39.8% from 1999.

Revenues in 2001 decreased from 2000, reflecting the adverse impacts of currency translation, softening demand in some markets and competitive pricing pressures. Goodyear estimates that currency translation reduced sales by approximately $35 million in 2001 compared to 2000.

Revenues in 2000 decreased from 1999 due primarily to the absence of the replacement tire business transferred to Goodyear's non-consolidated joint venture with Sumitomo in Japan, which contributed revenues of approximately $49.7 million in 1999. In addition, revenues were adversely affected by competitive pricing, a less favorable product mix and currency translation.

Asia Tire segment EBIT was $19.9 million in 2001, increasing 11.2% from $17.9 million in 2000 but decreasing 23.5% from $26.0 million in 1999. Operating margin in 2001 was 4.0%, compared to 3.4% in 2000 and 4.4% in 1999.

EBIT in 2001 increased from 2000 as the adverse effects of currency translation and price competition were offset by lower conversion costs as a result of cost containment programs, higher volume and lower raw material costs.

EBIT in 2000 decreased from 1999 due primarily to lower tire unit sales, competitive pricing conditions driven in part by increased low cost imports into the region and a shift in mix to lower margin tires, higher raw material and energy costs and price competition.

EBIT did not include rationalization charges totaling $45.4 million in 2001, $3.3 million in 2000 and $1.5 million in 1999.

Revenues and EBIT in future periods may be adversely impacted by the effects of continued competitive pricing conditions, changes in mix, unanticipated increases in raw material and energy costs and currency translation.

Sales and EBIT of the Asia Tire segment do not include South Pacific Tyres Ltd. (SPT), a tire manufacturer in Australia and New Zealand, which is 50% owned by Goodyear. Results of operations of SPT are not reported in segment results and are reflected in Goodyear's Consolidated Statement of Income using the equity method.

The following table presents the sales and operating income of the Company's Asia Tire segment together with 100% of the sales and EBIT of SPT:

(In millions)	2001	2000	1999
Net Sales:			
Asia Tire Segment	$493.9	$ 524.6	$ 593.2
SPT	481.3	563.6	674.5
	$975.2	$1,088.2	$1,267.7
EBIT:			
Asia Tire Segment	$ 19.9	$ 17.9	$ 26.0
SPT	(25.4)	(11.1)	31.2
	$ (5.5)	$ 6.8	$ 57.2

SPT sales in 2001 were $481.3 million, decreasing 14.6% from $563.6 million in 2000 and 28.6% from $674.5 million in 1999. Revenues in 2001 decreased from 2000 due to currency translation and competitive low cost imports aided by continued import tariff reductions in Australia. Revenues in 2000 decreased from 1999 due to competitive pressures from low cost imported tires and effects of currency translation.

SPT EBIT was a loss of $25.4 million in 2001, compared to a loss of $11.1 million in 2000 and income of $31.2 million in 1999. EBIT in 2001 decreased from 2000 due to excess production capacity and the weakened Australian dollar versus the U.S. dollar. EBIT in 2000 decreased from 1999 due to production inefficiencies and higher raw material costs.

SPT EBIT did not include rationalization charges of approximately $48.0 million in 2001 and $32.2 million in 2000.

SPT debt totaled $67.4 million and $158.1 million at December 31, 2001 and 2000, respectively.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Engineered Products

Engineered Products segment sales in 2001 were $1.12 billion, decreasing 4.4% from $1.17 billion in 2000 and 9.1% from $1.23 billion in 1999.

Revenues in 2001 decreased from 2000 due to unit sales decreases resulting from lower product demand from the automotive and transportation industries. Revenues were favorably impacted by increases in the conveyor belt and replacement products markets.

Revenues in 2000 decreased from 1999 due primarily to Goodyear's exit from the interior trim business in 1999, which contributed revenues of approximately $71.0 million in that year. In addition, revenues were adversely affected by reduced demand for conveyor belting for the mining and agriculture industries and reduced demand for hose and power transmission products in the North American replacement market.

Engineered Products segment EBIT in 2001 was $11.6 million, decreasing 73.1% from $43.1 million in 2000 and 83.5% from $70.4 million in 1999. Operating margin in 2001 was 1.0%, compared to 3.7% in 2000 and 5.7% in 1999.

EBIT in 2001 decreased from 2000 due primarily to lower revenues, increased SAG costs and increased costs associated with reduced capacity utilization resulting from reduced demand from the automotive industry. EBIT was favorably impacted by lower research and development and raw material costs.

EBIT in 2000 decreased from 1999 due primarily to reduced demand, reduced capacity utilization, higher raw material costs and competitive pricing.

EBIT did not include net rationalization charges of $1.5 million in 2001, $3.8 million in 2000 and $8.8 million in 1999.

Revenues and EBIT in the Engineered Products segment may be adversely affected in future periods by lower original equipment demand, competitive pricing pressures, expected continuing unfavorable economic conditions in certain markets, adverse economic conditions globally in the mining, construction and agriculture industries, unanticipated increases in raw material and energy prices, anticipated higher wage and benefit costs and currency translation.

Chemical Products

Chemical Products segment sales in 2001 were $1.04 billion, decreasing 8.2% from $1.13 billion in 2000 but increasing 9.2% from $949.8 million in 1999. Approximately 50% of Chemical Products sales are to Goodyear's other segments.

Revenues in 2001 decreased from 2000 due to lower volume resulting from the slowdown in the tire industry. Revenues in 2000 increased from 1999 due primarily to price increases and higher sales volume.

Chemical Products segment EBIT in 2001 was $60.2 million, decreasing 6.2% from $64.2 million in 2000 and 48.3% from $116.4 million in 1999. Operating margin in 2001 was 5.8%, compared to 5.7% in 2000 and 12.3% in 1999.

EBIT in 2001 decreased from 2000 primarily due to lower volume as a result of decreased demand from tire manufacturers (including Goodyear) and higher energy costs. EBIT benefited from lower raw material and fixed costs.

EBIT in 2000 decreased from 1999 due primarily to increased raw material and energy prices and the inability to recover cost increases due to the competitive pricing environment.

EBIT did not include gains on asset sales of $27.4 million in 2001 and $17.0 million in 1999. EBIT did not include rationalization charges of $2.5 million in 1999.

Goodyear sold its specialty chemical business in France and certain specialty chemical U.S. assets in the fourth quarter of 2001. The specialty chemical business generated sales of approximately $130 million in 2001.

Revenues and EBIT in the Chemical Products segment may be adversely affected in future periods by competitive pricing pressures, lower aggregate demand levels for its products and unanticipated increases in raw material and energy prices.

Management's Discussion and Analysis of Financial Condition and Results of Operations

LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

Net cash provided by operating activities was $1.27 billion during 2001, as reported on the Consolidated Statement of Cash Flows. Working capital requirements decreased during the period as Goodyear implemented inventory reduction programs, reduced levels of gross receivables and increased its sales of trade accounts receivable.

During the second quarter of 2001, Goodyear terminated its $550 million domestic accounts receivable continuous sale program and entered into a new program. The new program involves the continuous sale of substantially all of Goodyear's domestic trade accounts receivable to Wingfoot A/R LLC, a wholly-owned limited liability subsidiary company that is a bankruptcy-remote special purpose entity. The results of operations and financial position of Wingfoot A/R LLC are not included in the consolidated financial statements of Goodyear as provided by SFAS 140. Wingfoot A/R LLC purchases Goodyear's receivables with (a) the cash proceeds of borrowings from a group of five bank-affiliated issuers of commercial paper, which borrowings are secured by the trade accounts receivable purchased from Goodyear ($580.0 million at December 31, 2001), (b) the cash proceeds of the Company's $98.2 million equity investment in Wingfoot A/R LLC and (c) a subordinated note payable to the Company in the amount of $385.2 million at December 31, 2001, which is equal to the total amount of trade receivables purchased by Wingfoot A/R LLC minus the sum of the equity of the Wingfoot A/R LLC and the cash proceeds from the sale of the notes issued by Wingfoot A/R LLC to the five lenders, and minus a discount. Goodyear retained responsibility for servicing the receivables. As the receivables are collected, the cash proceeds are used to purchase additional receivables. Goodyear pays fees under the program based on certain variable market interest rates and other agreed amounts. These fees are reported as Other (Income) and Expense. Wingfoot A/R LLC may borrow up to $825 million from the bank-affiliated note purchasers. The amount that may be borrowed from time to time by Wingfoot A/R LLC depends on, among other things, the total uncollected balance of receivables owned by it. The borrowings are available to Wingfoot A/R LLC until February 2003, unless extended by the lenders for additional one-year periods.

Various international subsidiaries of Goodyear have also established accounts receivable continuous sales programs whereunder these subsidiaries may receive proceeds from the sale of certain of their receivables to affiliates of certain banks. These subsidiaries retained servicing responsibilities. At December 31, 2001, the value in U.S. dollars of which these international subsidiaries may borrow is approximately $150 million. In addition, various other international subsidiaries of Goodyear sold certain of their trade receivables during 2001 and 2000.

At December 31, 2001, the net proceeds for all sales of receivables by Goodyear were $851.8 million. Net cash inflows of $249.1 million were received in 2001 from transfers of accounts receivable under these and other programs. For further information, refer to the note to the financial statements No. 5, Accounts and Notes Receivable.

INVESTING ACTIVITIES

Net cash used in investing activities was $447.4 million during 2001. Capital expenditures in 2001 were $435.4 million, of which $197.6 million was used on projects to increase capacity and improve productivity and $237.8 million was used for tire molds and various other projects. Capital expenditures are expected to approximate $500 million in 2002.

(In millions)	2001	2000	1999
Capital expenditures	$435.4	$614.5	$805.0
Depreciation	596.4	593.6	557.6
Amortization	40.3	36.7	24.1

Depreciation and amortization are expected to be in the range of $550 million to $650 million in 2002.

Investing activities in 2001 included the sale of land and buildings in the United Kingdom and Goodyear's specialty chemical business.

Investing activities in 2000 included the sale of leasehold interests in, and the sale and leaseback of, various distribution facilities in the United States. Goodyear also acquired a majority ownership interest in a retreading production and distribution operation in the United States.

Investing activities in 1999 included a cash payment of $931.6 million for the acquisition of majority interests in the Dunlop Tire businesses in Europe and North America. The asset acquisition amount of $892.0 million reflected on Goodyear's Consolidated Statement of Cash Flows is net of cash received. Other investing activities in 1999 included the net proceeds of $27 million from the sale of assets to the Japanese joint ventures formed under the strategic alliance, which are 25% owned by Goodyear, and the $17 million of proceeds from the sale of customer lists and formulations in connection with Goodyear's exit from the production of certain rubber chemicals.

At December 31, 2001, Goodyear had binding commitments for investments in land, buildings and equipment of $121.5 million and off-balance sheet financial guarantees written and other commitments totaling $151.4 million.

For further information on investing activities, refer to the notes to the financial statements No. 2, Strategic Alliance and No. 8, Investments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

FINANCING ACTIVITIES

Net cash used in financing activities was $103.0 million during 2001.

(Dollars in millions)	2001	2000	1999
Consolidated Debt	$3,568.3	$3,585.8	$3,424.5
Debt to Debt and Equity	55.5%	50.6%	47.4%

Consolidated Debt as stated above at December 31, 2000 and 1999 does not include the 1.2% Convertible Notes issued to Sumitomo ($56.9 million outstanding at December 31, 2000 and $127.8 million outstanding at December 31, 1999) which have been converted into 2,278,896 shares of the Common Stock of the Company.

On March 30, 2001, the Company borrowed $800 million for a period of three years under a bank term loan agreement with 28 domestic and international banks. The term loan is due on March 30, 2004. The Company may prepay the loan without penalty at the end of any interest period. The loan bears interest at a floating rate at a spread over LIBOR for interest periods of 1,2,3,6 or 12 months, as selected by the Company. Proceeds from the borrowing were used to repay short term debt.

The Company issued $650 million of its 7.857% Notes due 2011 in the third quarter of 2001. A portion of the proceeds from the issuance of the Notes was used to repay outstanding commercial paper and short term bank borrowings. The remaining portion was retained for general corporate purposes.

During the third quarter of 2001, the Company issued 4.3 million shares of its common stock with a market value of approximately $100.0 million as a contribution to certain domestic pension plans.

During the fourth quarter of 2001, the Board of Directors of the Company declared a regular quarterly dividend of $.12 per share, a reduction of $.18 per share from the $.30 per share declared and paid in each quarter of 2000 and the first three quarters of 2001. The Board's decision to reduce the dividend was in response to current economic and business conditions and Goodyear's operating results.

On February 6, 2001, Sumitomo converted the Company's 1.2% Convertible Note Due August 16, 2001 in the principal amount of ¥6,536,535,767 into 1,140,866 shares of the Common Stock of the Company.

Credit Sources

Substantial short term and long term credit sources are available to Goodyear globally under normal commercial practices. In total, Goodyear had credit arrangements of $6.1 billion available at December 31, 2001, of which $2.6 billion were unused. At December 31, 2001, Goodyear had short term committed and uncommitted bank credit arrangements totaling $1.3 billion, of which $1.1 billion were unused. Goodyear also had available long term credit arrangements at December 31, 2001 totaling $4.8 billion, of which $1.5 billion were unused.

The Company is a party to two revolving credit facility agreements, consisting of a $750 million five-year revolving credit facility and a $775 million 364-day revolving credit facility.

The $750 million five-year credit facility agreement is with 26 domestic and international banks and provides that the Company may borrow at any time until August 15, 2005, when the commitment terminates and any outstanding loans mature. The Company pays a commitment fee ranging from 12.5 to 25 basis points on the entire amount of the commitment (whether or not borrowed) and a usage fee on amounts borrowed (other than on a competitive bid or prime rate basis) ranging from 37.5 to 125 basis points over LIBOR (or 50 to 137.5 basis points over a defined CD rate). These fees may fluctuate quarterly within these ranges based upon Goodyear's leverage. During 2001, commitment fees averaged 19.5 basis points.

The $775 million 364-day credit facility agreement is with 26 domestic and international banks and provides that the Company may borrow until August 13, 2002, on which date the facility commitment terminates, except as it may be extended on a bank by bank basis. If a bank does not extend its commitment if requested to do so, the Company may obtain from such bank a two year term loan up to the amount of such bank's commitment. The Company pays a commitment fee ranging from 10 to 20 basis points on the entire amount of the commitment (whether or not borrowed) and a usage fee on amounts borrowed (other than on a competitive bid or prime rate basis) ranging from 40 to 130 basis points over LIBOR (or 52.5 to 142.5 basis points over a defined CD rate). These fees may fluctuate quarterly within these ranges based upon Goodyear's leverage. During 2001, commitment fees averaged 14.6 basis points.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Each of the bank credit facilities provides that the Company may obtain loans bearing interest at reserve adjusted LIBOR or a defined certificate of deposit rate, plus in each case the applicable usage fee, at rates based on the prime rate, or at rates determined on a competitive bid basis. Under each of the facility agreements, a utilization fee of 25 basis points per annum is charged each day on which the sum of the outstanding loans exceeds 50% of the total commitment. No utilization fees were paid during 2001. Each facility agreement contains certain covenants which, among other things, require Goodyear to maintain at the end of each fiscal quarter a minimum consolidated net worth and a defined minimum interest coverage ratio. In addition, the facility agreements establish a limit on the aggregate amount of consolidated debt the Company and its subsidiaries may incur. There were no borrowings outstanding under these agreements at December 31, 2001. These revolving credit facilities support, among other things, the uncommitted short term bank facilities. The Company amended each of these bank credit facility agreements and certain other agreements with banks during 2001 to modify the interest coverage ratio and consolidated net worth covenants and certain other provisions to reflect current operating conditions.

Standard & Poors' and Fitch have reduced their ratings of the Company's short term and long term debt to B/BB+, which are below investment grade. Although the Company's debt is rated P-3/Baa3 by Moody's Investor Services, the Company has been advised by Moody's that the Company's ratings are under review for a possible future reduction to a rating below investment grade. As a result of these ratings actions, Goodyear will not be able to participate in certain capital markets and is likely to experience increases in the cost of obtaining capital in other markets. In addition, financing and related expenses under some existing arrangements have increased.

For further information on financing activities, refer to the note to the financial statements No. 11, Financing Arrangements and Derivative Financial Instruments.

Funds generated by operations, together with funds available under existing credit arrangements, are expected to be sufficient to meet Goodyear's currently anticipated requirements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Goodyear actively manages its fixed and floating rate debt mix, within defined limitations, using refinancings and unleveraged interest rate swaps. Goodyear will enter into fixed and floating interest rate swaps to hedge against the effects of adverse changes in interest rates on consolidated results of operations and future cash outflows for interest. Fixed rate swaps are used to reduce Goodyear's risk of increased interest costs during periods of rising interest rates, and are normally designated as cash flow hedges. Floating rate swaps are used to convert the fixed rates of long term borrowings into short term variable rates, and are normally designated as fair value hedges. Interest rate swap contracts are thus used by Goodyear to separate interest rate risk management from the debt funding decision. At December 31, 2001, the interest rate on 75% of Goodyear's debt was fixed by either the nature of the obligation or through the interest rate contracts, compared to 54% at December 31, 2000. Interest rate lock contracts are used to hedge the risk-free rate component of anticipated long term debt issuances. No interest rate lock contracts were outstanding at December 31, 2001 or 2000.

The following tables present information at December 31:

(In millions)	2001	2000
Interest Rate Exchange Contracts		
Fair value — (unfavorable)	$(9.2)	$ —
Carrying amount:		
Long term asset	.2	—
Current (liability)	(8.3)	(.2)
Long term (liability)	(1.1)	—
Pro forma fair value — (unfavorable)	(10.6)	(.2)

The pro forma information assumes a 10% decrease in variable market interest rates at December 31 of each year, and reflects the estimated fair value of contracts outstanding at that date under that assumption.

(In millions)	2001	2000
Fixed Rate Debt		
Fair value	$2,359.0	$1,731.0
Carrying amount	2,353.3	1,776.5
Pro forma fair value	2,458.3	1,801.3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The pro forma information assumes a 100 basis point decrease in market interest rates at December 31 of each year, and reflects the estimated fair value of fixed rate debt outstanding at that date under that assumption.

The sensitivity to changes in interest rates of Goodyear's interest rate contracts and fixed rate debt was determined with a valuation model based upon net modified duration analysis. The model assumes a parallel shift in the yield curve, and the precision of the model decreases as the assumed change in interest rates increases.

FOREIGN CURRENCY EXCHANGE RISK

In order to reduce the impact of changes in foreign exchange rates on consolidated results of operations and future foreign currency denominated cash flows, Goodyear was a party to various foreign currency forward exchange contracts at December 31, 2001 and 2000. These contracts reduce exposure to currency movements affecting existing foreign currency denominated assets, liabilities and firm commitments resulting primarily from trade receivables and payables, equipment acquisitions, intercompany loans and Goodyear's foreign currency-denominated borrowings in the U.S. The contract maturities match the maturities of the currency positions. Changes in the fair value of forward exchange contracts are substantially offset by changes in the fair value of the hedged positions.

The following table presents information at December 31:

(IN MILLIONS)	2001	2000
Fair value — favorable (unfavorable)	$(13.0)	$24.0
Carrying amount — asset (liability)	(13.6)	23.0
Pro forma change in fair value — favorable	44.6	33.3

The pro forma information assumes a 10% change in foreign exchange rates at December 31 of each year, and reflects the estimated change in the fair value of contracts outstanding at that date under that assumption.

The sensitivity to changes in exchange rates of Goodyear's foreign currency positions was determined using current market pricing models.

For further information on interest rate contracts and foreign currency exchange contracts, refer to the note to the financial statements No. 11, Financing Arrangements and Derivative Financial Instruments.

FORWARD-LOOKING INFORMATION – SAFE HARBOR STATEMENT

Certain information set forth herein (other than historical data and information) may constitute forward-looking statements regarding events and trends that may affect Goodyear's future operating results and financial position. The words "estimate," "expect," "intend" and "project," as well as other words or expressions of similar meaning, are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this annual report. Such statements are based on current expectations, are inherently uncertain, are subject to risks and should be viewed with caution. Actual results and experience may differ materially from the forward-looking statements as a result of many factors, including: changes in general economic and industry conditions in the various markets served by Goodyear's operations; price and product competition; increased competitive activity; changes in demand levels for our products; fluctuations in the prices paid for raw materials and energy; our ability to control costs and expenses; changes in the monetary policies of various countries where Goodyear has significant operations; changes in interest and currency exchange rates; and other unanticipated events and conditions. It is not possible to foresee or identify all such factors. Goodyear will not revise or update any forward-looking statement, or disclose any facts, events or circumstances that occur after the date hereof which may affect the accuracy of any forward-looking statement.

Consolidated Statement of Income

(Dollars in millions, except per share) Year Ended December 31,	2001	2000	1999
Net Sales	$14,147.2	$14,417.1	$13,355.4
Cost of Goods Sold	11,619.5	11,637.3	10,832.3
Selling, Administrative and General Expense	2,248.8	2,237.3	2,016.7
Rationalizations (Note 3)	206.8	124.1	171.6
Interest Expense (Note 17)	292.4	282.6	179.4
Other (Income) and Expense (Note 4)	11.8	27.8	(147.1)
Foreign Currency Exchange	.1	(6.7)	(27.6)
Equity in Earnings of Affiliates	40.6	22.4	(10.3)
Minority Interest in Net Income of Subsidiaries	.2	33.5	40.3
Income (Loss) before Income Taxes	(273.0)	58.8	300.1
United States and Foreign Taxes on Income (Loss) (Note 16)	(69.4)	18.5	56.9
Net Income (Loss)	$ (203.6)	$ 40.3	$ 243.2
Net Income (Loss) Per Share — Basic	$ (1.27)	$ .26	$ 1.55
Average Shares Outstanding (Note 12)	159,955,869	156,840,646	156,182,004
Net Income (Loss) Per Share — Diluted	$ (1.27)	$ .25	$ 1.53
Average Shares Outstanding (Note 12)	159,955,869	158,764,926	158,939,599

The accompanying notes are an integral part of this financial statement.

CONSOLIDATED BALANCE SHEET

(DOLLARS IN MILLIONS) DECEMBER 31,	2001	2000
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 959.4	$ 252.9
Accounts and notes receivable (Note 5)	1,486.8	2,074.7
Inventories (Note 6)	2,380.9	2,879.7
Prepaid expenses and other current assets	427.9	259.9
Total Current Assets	5,255.0	5,467.2
Long Term Accounts and Notes Receivable	143.8	92.8
Investments in Affiliates, at equity	82.7	102.0
Other Assets (Note 8)	263.0	183.8
Goodwill (Note 7)	569.1	588.4
Deferred Income Tax	674.9	394.1
Deferred Charges	1,408.3	1,218.7
Properties and Plants (Note 9)	5,116.1	5,521.0
Total Assets	$13,512.9	$13,568.0
LIABILITIES		
Current Liabilities:		
Accounts payable-trade	$ 1,359.2	$ 1,505.2
Compensation and benefits (Notes 14, 15)	897.2	823.6
Other current liabilities	396.1	395.6
United States and foreign taxes	309.3	208.4
Notes payable to banks (Note 11)	255.0	1,077.0
Sumitomo 1.2% Convertible Note Payable Due 8/01 (Note 8)	—	56.9
Long term debt due within one year (Note 11)	109.7	159.2
Total Current Liabilities	3,326.5	4,225.9
Long Term Debt (Note 11)	3,203.6	2,349.6
Compensation and Benefits (Notes 14, 15)	2,848.9	2,310.5
Other Long Term Liabilities	482.3	334.1
Minority Equity in Subsidiaries	787.6	844.9
Total Liabilities	10,648.9	10,065.0
SHAREHOLDERS' EQUITY		
Preferred Stock, no par value:		
Authorized, 50,000,000 shares, unissued	—	—
Common Stock, no par value:		
Authorized, 300,000,000 shares		
Outstanding shares, 163,165,698 (157,603,962 in 2000)	163.2	157.6
Capital Surplus	1,245.4	1,092.4
Retained Earnings	3,192.7	3,558.8
Accumulated Other Comprehensive Income (Note 21)	(1,737.3)	(1,305.8)
Total Shareholders' Equity	2,864.0	3,503.0
Total Liabilities and Shareholders' Equity	$13,512.9	$13,568.0

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(DOLLARS IN MILLIONS, EXCEPT PER SHARE)	COMMON STOCK SHARES	COMMON STOCK AMOUNT	CAPITAL SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL SHAREHOLDERS' EQUITY
BALANCE AT DECEMBER 31, 1998 (after deducting 39,735,133 treasury shares)	155,943,535	$155.9	$1,015.9	$3,651.2	$ (903.8)	$3,919.2
Comprehensive income:						
Net income				243.2		
Foreign currency translation					(212.2)	
Less reclassification adjustment for amounts recognized in income					17.6	
Minimum pension liability (net of tax of $6.3)					11.0	
Unrealized investment loss (net of tax of $7.8)					(12.8)	
Total comprehensive income						46.8
Cash dividends — $1.20 per share				(187.5)		(187.5)
Common stock issued from treasury:						
Stock compensation plans	391,585	.4	13.7			14.1
BALANCE AT DECEMBER 31, 1999 (after deducting 39,343,548 treasury shares)	156,335,120	156.3	1,029.6	3,706.9	(1,100.2)	3,792.6
Comprehensive income:						
Net income				40.3		
Foreign currency translation					(201.7)	
Minimum pension liability (net of tax of $4.1)					(6.7)	
Unrealized investment gain (net of tax of $1.7)					2.8	
Total comprehensive income (loss)						(165.3)
Cash dividends - $1.20 per share				(188.4)		(188.4)
Common stock issued from treasury:						
Conversion of 1.2% Convertible Note Payable	1,138,030	1.1	58.8			59.9
Stock compensation plans	130,812	.2	4.0			4.2
BALANCE AT DECEMBER 31, 2000 (after deducting 38,074,706 treasury shares)	157,603,962	157.6	1,092.4	3,558.8	(1,305.8)	3,503.0
Comprehensive income:						
Net income (loss)				(203.6)		
Foreign currency translation					(183.5)	
Less reclassification adjustment for amounts recognized in income					7.2	
Minimum pension liability (net of tax of $124.4)					(235.4)	
Unrealized investment loss (net of tax of $4.1)					(6.6)	
Transition adjustment from adoption of SFAS 133					5.4	
Deferred derivative loss (net of tax of $17.1)					(27.8)	
Less reclassification adjustment for amounts recognized in income (net of tax of $5.7)					9.2	
Total comprehensive income (loss)						(635.1)
Cash dividends — $1.02 per share				(162.5)		(162.5)
Common stock issued from treasury:						
Domestic pension funding	4,300,000	4.3	95.7			100.0
Conversion of 1.2% Convertible Note Payable	1,140,866	1.1	55.1			56.2
Stock compensation plans	120,870	.2	2.2			2.4
BALANCE AT DECEMBER 31, 2001 (after deducting 32,512,970 treasury shares)	163,165,698	$163.2	$1,245.4	$3,192.7	$(1,737.3)	$2,864.0

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

Consolidated Statement of Cash Flows

(Dollars in millions) Year Ended December 31,	2001	2000	1999
Cash Flows from Operating Activities:			
Net Income (Loss)	$ (203.6)	$ 40.3	$ 243.2
Adjustments to reconcile net income (loss) to cash flows from operating activities:			
Depreciation and amortization	636.7	630.3	581.7
Deferred tax provision (Note 16)	(252.0)	(138.9)	(141.0)
Rationalizations (Note 3)	158.3	100.1	132.5
Asset sales (Note 4)	(30.8)	(3.2)	(154.8)
Proceeds from sale of accounts receivable (Note 5)	249.1	38.6	(16.0)
Changes in operating assets and liabilities, net of acquisitions and dispositions:			
Accounts and notes receivable	214.6	97.4	29.4
Inventories	407.8	(382.6)	273.4
Accounts payable — trade	(101.8)	139.9	(83.4)
Domestic pension funding (Note 8)	—	(5.3)	(47.3)
Other assets and liabilities	188.2	(6.8)	(183.0)
Total adjustments	1,470.1	469.5	391.5
Total cash flows from operating activities	1,266.5	509.8	634.7
Cash Flows from Investing Activities:			
Capital expenditures	(435.4)	(614.5)	(805.0)
Short term securities acquired	(2.3)	(24.4)	(54.2)
Short term securities redeemed	1.9	26.1	59.5
Asset dispositions	118.2	172.6	49.5
Asset acquisitions (Notes 2, 8)	—	—	(892.0)
Other transactions	(129.8)	(28.2)	(159.8)
Total cash flows from investing activities	(447.4)	(468.4)	(1,802.0)
Cash Flows from Financing Activities:			
Short term debt incurred	83.8	1,199.2	2,111.8
Short term debt paid	(1,365.1)	(1,908.2)	(727.1)
Long term debt incurred	1,510.2	1,145.9	20.5
Long term debt paid	(158.0)	(229.2)	(48.7)
Common stock issued (Notes 8, 12)	1.7	4.2	14.1
Joint venture dividends paid to Sumitomo	(13.1)	(27.1)	—
Dividends paid to Goodyear shareholders	(162.5)	(188.4)	(187.5)
Total cash flows from financing activities	(103.0)	(3.6)	1,183.1
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(9.6)	(26.2)	(13.5)
Net Change in Cash and Cash Equivalents	706.5	11.6	2.3
Cash and Cash Equivalents at Beginning of the Period	252.9	241.3	239.0
Cash and Cash Equivalents at End of the Period	$ 959.4	$ 252.9	$ 241.3

The accompanying notes are an integral part of this financial statement.

NOTE 1

ACCOUNTING POLICIES

A summary of the significant accounting policies used in the preparation of the accompanying financial statements follows:

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of all majority-owned subsidiaries in which no substantive participating rights are held by minority shareholders. All intercompany transactions have been eliminated.

Goodyear's investments in majority-owned subsidiaries in which substantive participating rights are held by minority shareholders and in 20% to 50% owned companies in which it has the ability to exercise significant influence over operating and financial policies are accounted for using the equity method. Accordingly, Goodyear's share of the earnings of these companies is included in consolidated net income. Investments in other companies are carried at cost.

REVENUE RECOGNITION

Revenues are recognized when finished products are shipped to unaffiliated customers and both title and the risks and rewards of ownership are transferred, or services have been rendered and accepted. Appropriate provision is made for uncollectible accounts.

SHIPPING AND HANDLING FEES AND COSTS

Expenses for transportation of products to customers is recorded as a component of cost of goods sold.

CONSOLIDATED STATEMENT OF CASH FLOWS

Cash and cash equivalents include cash on hand and in the bank as well as all short term securities held for the primary purpose of general liquidity. Such securities normally mature within three months from the date of acquisition. Cash flows associated with items intended as hedges of identifiable transactions or events are classified in the same category as the cash flows from the items being hedged.

INVENTORY PRICING

Worldwide inventories are stated at the lower of cost or market. Cost is determined using FIFO or the average cost method. Refer to Note 6.

INVESTMENTS

Investments in marketable equity securities are stated at fair value. Fair value is determined using quoted market prices at the end of the reporting period and, when appropriate, exchange rates at that date. Unrealized gains and losses on marketable equity securities classified as available-for-sale are recorded in Accumulated Other Comprehensive Income, net of tax. Refer to Notes 8 and 21.

GOODWILL

Goodyear adopted Statement of Financial Accounting Standards No. 142 (SFAS 142), "Goodwill and Other Intangible Assets" effective January 1, 2002. The following represents Goodyear's policy in effect for the three year period ending December 31, 2001. Goodwill is recorded when the cost of acquired businesses exceeds the fair value of the identifiable net assets acquired. Goodwill is amortized over its estimated useful life, based on an evaluation of all relevant factors. Substantially all goodwill resulting from the strategic alliance with Sumitomo and other acquisitions in North America and the European Union is amortized on a straight-line basis over 40 years. Goodwill resulting from acquisitions in emerging markets is amortized on a straight-line basis over periods ranging from 20-40 years. The carrying amount and estimated useful life of goodwill are reviewed whenever events or changes in circumstances indicate that revisions may be warranted. Refer to Note 7.

PROPERTIES AND PLANTS

Properties and plants are stated at cost. Depreciation is computed using the straight-line method. Accelerated depreciation is used for income tax purposes, where permitted. Refer to Note 9.

STOCK-BASED COMPENSATION

Compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of the grant over the amount an employee must pay to acquire the stock. Compensation cost for stock appreciation rights and performance units is recorded based on the quoted market price of the Company's stock at the end of the reporting period. Refer to Note 12.

ADVERTISING COSTS

Costs incurred for producing and communicating advertising are generally expensed when incurred. Costs incurred under Goodyear's domestic cooperative advertising program with dealers and franchisees are recorded as reductions of sales subsequent to the first time the advertising takes place, as related revenues are recognized. Refer to Note 19.

FOREIGN CURRENCY TRANSLATION

Financial statements of international subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and a weighted-average exchange rate for each period for revenues, expenses, gains and losses. Where the local currency is the functional currency, translation adjustments are recorded as Accumulated Other Comprehensive Income. Where the U.S. dollar is the functional currency, translation adjustments are recorded in income.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Derivative financial instrument contracts and nonderivative instruments are utilized by Goodyear to manage interest rate and foreign exchange risks. Goodyear has established a control environment that includes policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities. Company policy prohibits holding or issuing derivative financial instruments for trading purposes.

To qualify for hedge accounting, hedging instruments must be designated as hedges and meet defined correlation and effectiveness criteria. These criteria require that the anticipated cash flows and/or financial statement effects of the hedging instrument substantially offset those of the position being hedged.

Derivative contracts are reported at fair value on the Consolidated Balance Sheet as both current and long term Accounts Receivable or Other Liabilities. Deferred gains and losses on contracts designated as cash flow hedges are recorded in Accumulated Other Comprehensive Income (OCI). Ineffectiveness in hedging relationships is recorded as Other (Income) and Expense in the current period.

Interest Rate Contracts - Gains and losses on contracts designated as cash flow hedges are initially deferred and recorded in OCI. Amounts are transferred from OCI and recognized in income as Interest Expense in the same period that the hedged item is recognized in income. Gains and losses on contracts designated as fair value hedges are recognized in income in the current period as Interest Expense. Gains and losses on contracts with no hedging designation are recorded in income in the current period as Other (Income) and Expense.

Foreign Currency Contracts - Gains and losses on contracts designated as cash flow hedges are initially deferred and recorded in OCI. Amounts are transferred from OCI and recognized in income as Foreign Currency Exchange in the same period that the hedged item is recognized in income. Gains and losses on contracts with no hedging designation are recorded in income currently as Foreign Currency Exchange.

Goodyear does not include premiums paid on forward currency contracts in its assessment of hedge effectiveness. Premiums on contracts designated as hedges are recognized in income as Foreign Currency Exchange over the life of the contract.

Net Investment Hedging - Nonderivative instruments denominated in foreign currencies are used to hedge net investments in foreign subsidiaries. Gains and losses on these instruments are deferred and recorded in OCI as Foreign Currency Translation Adjustment. These gains and losses are only recognized in income upon the complete or partial sale of the related investment or the complete liquidation of the investment.

Termination of Contracts - Deferred gains and losses in OCI are recognized in income as Other (Income) and Expense when contracts are terminated concurrently with the termination of the hedged position. To the extent that such position remains outstanding, deferred gains and losses in OCI are amortized to Interest Expense or Foreign Currency Exchange over the remaining life of that position. Gains and losses on contracts that Goodyear temporarily continues to hold after the early termination of a hedged position, or that otherwise no longer qualify for hedge accounting, are recognized in income as Other (Income) and Expense.

Refer to Note 11.

Environmental Cleanup Matters

Goodyear expenses environmental expenditures related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. Goodyear determines its liability on a site by site basis and records a liability at the time when it is probable and can be reasonably estimated. Goodyear's estimated liability is reduced to reflect the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective shares of the relevant costs. The estimated liability of Goodyear is not discounted or reduced for possible recoveries from insurance carriers. Refer to Note 22.

Income Taxes

Income taxes are recognized during the year in which transactions enter into the determination of financial statement income, with deferred taxes being provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. Refer to Note 16.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future periods.

Reclassification

Certain items previously reported in specific financial statement captions have been reclassified to conform to the 2001 presentation.

Per Share of Common Stock

Basic earnings per share have been computed based on the average number of common shares outstanding. Diluted earnings per share reflects the dilutive impact of outstanding stock options, computed using the treasury stock method, performance units, and in 1999 and 2000, Goodyear's 1.2% Convertible Note Payable Due 8/01. All earnings per share amounts in these notes to financial statements are diluted, unless otherwise noted. Refer to Note 12.

NOTE 2

STRATEGIC ALLIANCE

On September 1, 1999, Goodyear commenced operations under a global alliance with Sumitomo Rubber Industries Ltd. ("Sumitomo") which included, among other things, the formation of tire manufacturing and sales joint ventures. In addition to its businesses contributed to the joint ventures, Goodyear paid $931.6 million to Sumitomo and its affiliates, which was financed by the issuance of additional debt.

Under the global alliance agreements, Goodyear acquired 75%, and Sumitomo owned 25%, of Goodyear Dunlop Tires Europe B.V., a Netherlands holding company. Concurrently, the holding company acquired substantially all of Sumitomo's tire businesses in Europe, including eight tire manufacturing plants located in England, France and Germany and sales and distribution operations in 18 European countries, and most of Goodyear's tire businesses in Europe. Excluded from the European joint venture are Goodyear's tire businesses in Poland (other than a sales company), Slovenia and Turkey (as well as Morocco and South Africa), Goodyear's aircraft tire businesses, and Goodyear's textile, steel tire cord and tire mold manufacturing plants, a technical center and related facilities located in Luxembourg.

Goodyear also acquired 75%, and Sumitomo acquired 25%, of Goodyear Dunlop Tires North America Ltd., a holding company that purchased Sumitomo's tire manufacturing operations in North America and certain of its related tire sales and distribution operations. In addition, Goodyear acquired 100% of the balance of Sumitomo's Dunlop Tire distribution and sales operations in the United States and Canada. Goodyear also acquired a 25% (and Sumitomo acquired a 75%) equity interest in each of two tire companies in Japan, one for the distribution and sale of Goodyear-brand passenger and truck tires in the replacement market in Japan and the other for the distribution and sale of Goodyear-brand and Dunlop-brand tires to original equipment manufacturers in Japan. Goodyear transferred certain assets of its subsidiary located in Japan in exchange for such equity interests and approximately $27 million in cash.

Goodyear also acquired a 51% (and Sumitomo acquired a 49%) equity interest in a company that will coordinate and disseminate commercialized tire technology among Goodyear, Sumitomo, the joint ventures and their respective affiliates, and an 80% (and Sumitomo acquired a 20%) equity interest in a global purchasing company. The global alliance Agreements also provided for the investment by Goodyear and Sumitomo in the common stock of the other. Refer to Note 8.

Goodyear accounted for the strategic alliance using the purchase method. The cost of the acquired businesses totaled approximately $1.24 billion, including the cash payment of $931.6 million and the fair value of 25% of the Goodyear businesses contributed to the European joint venture, or $307 million. In addition, the Dunlop businesses contributed by Sumitomo included $130 million of debt. Approximately $367 million of goodwill was recorded on the transaction which was being amortized on a straight-line basis over 40 years. Amortization was discontinued on January 1, 2002, as a result of Goodyear's adoption of SFAS No. 142. Goodyear recognized a gain of $149.7 million ($143.7 million after tax or $.90 per share) on the change of control of 25% of the businesses it contributed to the European joint venture.

The following table presents supplemental pro forma estimated results of operations for 1999 as if the joint ventures had commenced operations on January 1, 1999. Historical results of the acquired businesses have been adjusted to exclude non-recurring items and to reflect changes in the carrying amounts and depreciable lives of certain fixed assets. The pro forma information also reflects amortization of goodwill recorded by Goodyear and interest expense at 6% associated with the debt incurred to finance Goodyear's cash payment of $931.6 million to Sumitomo and its affiliates.

(IN MILLIONS, EXCEPT PER SHARE) YEAR ENDED DECEMBER 31,	1999 (UNAUDITED)
Net Sales	$14,970.1
Net Income	$ 243.7
Net Income Per Share — Basic	$ 1.56
Net Income Per Share — Diluted	$ 1.53

NOTE 3

RATIONALIZATIONS

To maintain global competitiveness, Goodyear has implemented rationalization actions over the past several years for the purpose of reducing over-capacity, eliminating redundancies and reducing costs. The net amounts of rationalization charges (credits) to the Consolidated Statement of Income by quarter for the periods indicated were as follows:

(IN MILLIONS) YEAR ENDED DECEMBER 31,	2001	2000	1999
First Quarter	$ 79.0	$ —	$167.4
Second Quarter	—	4.7	(9.6)
Third Quarter	—	1.2	6.1
Fourth Quarter	127.8	118.2	7.7
	$ 206.8	$124.1	$171.6

FOURTH QUARTER 2001 PROGRAM

Goodyear recorded a net rationalization charge totaling $127.8 million ($101.2 million after tax or $.62 per share) in the fourth quarter of 2001, which included a $4.1 million reversal of reserves no longer needed for their originally intended purposes. These actions were in response to continued competitive market conditions and worldwide economic uncertainty. Under these actions, Goodyear has provided for worldwide associate reductions through retail and administrative consolidation and manufacturing plant downsizing and consolidation. Of this charge, $89.4 million related to future cash outflows, primarily associate severance and noncancellable lease costs, and $42.5 million related to non-cash charges, primarily for the writeoff of equipment taken out of service.

Associate-related rationalization costs totaling $58.8 million were recorded and incurred in the fourth quarter of 2001 as follows:

(In millions)	Recorded	Incurred	Balance at 12/31/01
Plant downsizing and consolidation	$21.2	$ —	$21.2
Retail and administrative consolidation	37.6	(1.6)	36.0
	$58.8	$(1.6)	$57.2

Under the above programs, Goodyear provided for the release of approximately 2,200 associates around the world, primarily production and administrative associates. During 2001, approximately 300 associates were released at a cost of $1.6 million, however, a significant amount of the payments related to these associates will be incurred during 2002.

Rationalization costs, other than associate-related costs, totaling $73.1 million were recorded and incurred in the fourth quarter of 2001 as follows:

(In millions)	Recorded	Incurred	Balance at 12/31/01
Plant downsizing and consolidation	$45.2	$(40.0)	$ 5.2
Retail and administrative consolidation	27.9	(2.5)	25.4
	$73.1	$(42.5)	$30.6

These costs were primarily for the writeoff of equipment taken out of service and noncancellable lease costs. Goodyear incurred $42.5 million of other than associate-related costs during 2001 for the writeoff of equipment taken out of service.

FIRST QUARTER 2001/FOURTH QUARTER 2000 PROGRAM

Goodyear recorded a rationalization charge on the Consolidated Statement of Income totaling $79.0 million ($57.1 million after tax or $.36 per share) in the 2001 first quarter. Of this amount, $40.7 million related to future cash outflows, primarily associate severance costs and $38.3 million related to non-cash charges, primarily $33.3 million for special termination benefits and pension curtailments related to a voluntary exit program in the United States. Of the $79.0 million charge, $12.5 million related to the closure of Goodyear's manufacturing facility in Italy announced in 1999 and $66.5 million continued the rationalization programs announced in the fourth quarter of 2000.

Goodyear recorded a net rationalization charge totaling $124.1 million ($100.1 million after tax or $.63 per share) during 2000, of which $4.7 million related to the 1999 program, primarily the closure of Goodyear's manufacturing facility in Italy, and $119.4 million related to rationalization actions announced during 2000. Of the $119.4 million, $86.4 million related to future cash outflows, primarily for associate severance costs and $33.0 million related to non-cash writeoffs. These 2000 actions were for global workforce reductions and manufacturing facility consolidations including the closure of a tire plant in Latin America.

Associate-related rationalization costs for the first quarter 2001/fourth quarter 2000 totaled $152.0 million. Activity during 2001 is presented below:

(In millions)	Balance at 12/31/00	2001 Charges	Incurred	Reversed	Balance at 12/31/01
Plant downsizing and consolidation	$48.0	$10.8	$ (56.8)	$(.9)	$1.1
Worldwide associate reductions	25.2	48.6	(66.0)	(3.0)	4.8
	$73.2	$59.4	$(122.8)	$(3.9)	$5.9

Under the above programs, Goodyear provided for the release of approximately 7,100 associates around the world, primarily production and support associates. To date, 6,800 associates have been released for which Goodyear incurred costs totaling $122.8 million during 2001. Goodyear plans to release the remaining 300 associates and complete the plan in the first quarter of 2002.

Rationalization costs, other than associate-related costs, for these programs totaled $33.9 million, and were primarily for the writeoff of equipment taken out of service, scrap removal costs and noncancellable lease costs. Goodyear plans to complete these actions during the first quarter of 2002. Activity during 2001 is presented below:

(In millions)	Balance at 12/31/00	2001 Charges	Incurred	Reversed	Balance at 12/31/01
Plant downsizing and consolidation	$8.8	$7.1	$(12.3)	$(.2)	$3.4

1999 PROGRAM

During 1999, Goodyear committed to a number of rationalization actions to reduce costs and increase productivity and efficiency. The actions consisted of worldwide associate reductions, exit from the CART/IRL racing series, termination of tire production at the Gadsden, Alabama facility and manufacturing facilities in Latin America and Italy, and downsizing and consolidation of tire manufacturing facilities in North America, Europe and Latin America. A charge of $240.1 million ($177.7 million after tax or $1.13 per share) was recorded, of which $47.6 million related to non-cash writeoffs and $192.5 million related to future cash outflows, primarily for associate severance costs. The associate-related charges of $171.6 million provided for the release of approximately 5,000 associates worldwide. Non-associate-related costs of $68.5 million were primarily for the writeoff of equipment taken out of service and noncancellable contracts at the closed manufacturing facilities. Goodyear recorded additional charges of $4.7 million in 2000 and $12.5 million in 2001 related to the closing of the manufacturing facility in Italy for associates that accepted negotiated benefits in those respective periods.

Activity during 2001 for associate-related and other than associate-related costs related to the 1999 actions are presented below:

(In millions)	Balance at 12/31/00	2001 Charges	Incurred	Balance at 12/31/01
	$4.3	$12.5	$(16.0)	$.8

Under the above programs, approximately 350 associates were released in 2001 at a cost of $16.0 million, including the remaining costs related to the 1999 closing of the tire plant in Italy. Goodyear has completed these actions with the exception of ongoing severance payments.

Goodyear recorded reversals of, and adjustments to, rationalization plans of $68.5 million ($45.2 million after tax or $.29 per share) during 1999, including $51.5 million related to charges which were originally recorded during 1999, primarily related to the decision to resume production of certain passenger tire lines in a portion of the Gadsden facility. The remaining $17.0 million related to reserves from prior year plans which were no longer needed for their originally intended purposes. The net charge to the Consolidated Statement of Income totaled $171.6 million ($132.5 million after tax or $.84 per share) during 1999.

Dunlop Integration Program

The following rationalization actions have been recorded as adjustments to the purchase price allocation in respect of the acquired Dunlop businesses, and did not affect the Consolidated Statement of Income.

Goodyear committed to certain rationalization actions related to the Dunlop businesses acquired from Sumitomo on September 1, 1999, for the purpose of optimizing market growth opportunities and maximizing cost efficiencies. Goodyear has recorded costs totaling $72.8 million, including $5.7 million in the first quarter of 2001, substantially all of which was for future cash outflows. Under these rationalization programs, associate-related costs for the release or relocation of approximately 2,000 production, support, technical, retail and administrative associates totaling $58.5 million were recorded, and rationalization costs, other than associate-related costs, totaling $14.3 million were recorded primarily for lease cancellations and noncancellable leases.

During 2001, Goodyear incurred associate-related costs of $16.5 million for the release of approximately 800 associates. During 2001, Goodyear evaluated the remaining reserves and recorded total reversals of $5.0 million for reserves no longer needed for their originally intended purposes. The remaining balance of $1.9 million relates to ongoing associate severance payments. During 2001, Goodyear incurred $5.6 million for rationalization costs, other than associate-related costs, primarily for ongoing lease payments. The remaining balance for rationalization costs, other than associate-related costs, at December 31, 2001 was $4.9 million. Goodyear has completed these actions during 2001, except for future rental payments under noncancellable leases.

NOTE 4

Other (Income) and Expense

(In millions)	2001	2000	1999
Asset sales	$ (44.4)	$ (5.0)	$(166.7)
Interest income	(13.5)	(13.9)	(16.3)
Financing fees and financial instruments	50.1	44.8	41.1
Miscellaneous	19.6	1.9	(5.2)
	$ 11.8	$ 27.8	$(147.1)

During 2001, Goodyear recorded a gain of $17.0 million ($13.9 million after tax or $.09 per share) resulting from the sale of land and buildings in the United Kingdom in the first quarter. Additionally, Goodyear recorded a gain of $27.4 million ($16.9 million after tax or $.10 per share) resulting from the sale of the Specialty Chemical Business in the 2001 fourth quarter. Other (Income) and Expense in the third quarter of 2000 included a gain of $5.0 million ($3.2 million after tax or $.02 per share) on the sale of land at a manufacturing facility in Mexico. During 1999, Goodyear recorded a gain of $149.7 million ($143.7 million after tax or $.90 per share) on the change in control of 25% of the European businesses contributed to Goodyear Dunlop Tires Europe B.V. by Goodyear. In addition, proceeds of $17.0 million ($11.1 million after tax or $.07 per share) were realized in 1999 from Goodyear's sale of customer lists and formulations in connection with its exit from the production of certain rubber chemicals.

Interest income consists of amounts earned on deposits. At December 31, 2001, $127.1 million or 13.2% of Goodyear's cash, cash equivalents and short term securities were concentrated in Latin America, primarily Brazil ($93.2 million or 36.9% at December 31, 2000) and $82.1 million or 8.6% were concentrated in Asia ($65.8 million or 26.0% at December 31, 2000). Dividends received by the Company and domestic subsidiaries from its consolidated international operations for 2001, 2000 and 1999 were $114.8 million, $102.2 million and $352.4 million, respectively.

Financing fees and financial instruments consist primarily of fees paid under Goodyear's domestic accounts receivable continuous sale programs. Refer to Note 5.

NOTE 5

ACCOUNTS AND NOTES RECEIVABLE

(IN MILLIONS)	2001	2000
Accounts and notes receivable	$1,571.7	$2,168.0
Allowance for doubtful accounts	(84.9)	(93.3)
	$1,486.8	$2,074.7

During the second quarter of 2001, Goodyear terminated its $550 million domestic accounts receivable continuous sale program and entered into a new program. The new program involves the continuous sale of substantially all of Goodyear's domestic trade accounts receivable to Wingfoot A/R LLC, a wholly-owned limited liability subsidiary company that is a bankruptcy-remote special purpose entity. The results of operations and financial position of Wingfoot A/R LLC are not included in the consolidated financial statements of Goodyear as provided by Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Wingfoot A/R LLC purchases Goodyear's receivables with (a) the cash proceeds of borrowings from a group of five bank-affiliated issuers of commercial paper, which borrowings are secured by the trade accounts receivable purchased from Goodyear ($580.0 million at December 31, 2001), (b) the cash proceeds of Goodyear's $98.2 million equity investment in Wingfoot A/R LLC and, (c) a subordinated note payable to the Company in the amount of $385.2 million at December 31, 2001, which is equal to the total amount of trade receivables purchased by Wingfoot A/R LLC minus the sum of the equity of Wingfoot A/R LLC and the cash proceeds from the sale of the notes issued by Wingfoot A/R LLC to the five bank affiliated note purchasers and minus a discount. Goodyear retained the responsibility for servicing the receivables. As the receivables are collected, the cash proceeds are used to purchase additional receivables. Goodyear pays fees under the program based on certain variable market interest rates and other agreed amounts. These fees are reported as Other (Income) and Expense. Wingfoot A/R LLC may borrow up to $825 million from the note purchasers. The amount that may be borrowed from time to time by Wingfoot A/R LLC depends on, among other things, the total uncollected balance of receivables owned by it. The borrowings are available to Wingfoot A/R LLC until February 2003, unless extended by the lenders for additional one-year periods.

The following table presents certain cash flows between Goodyear and Wingfoot A/R LLC:

(IN MILLIONS)	2001
Proceeds from new securitizations	$ 741.5
Proceeds from collections reinvested in previous securitizations	4,448.6
Servicing fees received	4.3
Reimbursement for rebates and discounts issued	112.0

Various international subsidiaries of Goodyear have also established accounts receivable continuous sales programs whereunder these subsidiaries may receive proceeds from the sale of certain of their receivables to affiliates of certain banks. These subsidiaries retained servicing responsibilities. At December 31, 2001, the value in U.S. dollars of which these international subsidiaries may borrow is approximately $150 million.

The following table presents certain cash flows related to these programs:

(IN MILLIONS)	2001
Proceeds from new securitizations	$ 124.5
Proceeds from collections reinvested in previous securitizations	254.8
Reimbursement for rebates and discounts issued	15.2

In addition, various other international subsidiaries of Goodyear sold certain of their trade receivables during 2001 and 2000. The balance of net proceeds from all domestic and international agreements worldwide was $851.8 million at December 31, 2001, compared to $604.2 million at December 31, 2000.

NOTE 6

INVENTORIES

(IN MILLIONS)	2001	2000
Raw materials	$ 398.8	$ 480.4
Work in process	112.5	123.5
Finished product	1,869.6	2,275.8
	$2,380.9	$2,879.7

NOTE 7

GOODWILL

(IN MILLIONS)	2001	2000
Goodwill	$ 676.7	$ 669.6
Accumulated amortization	(107.6)	(81.2)
	$ 569.1	$ 588.4

Amortization of goodwill totaled $26.4 million, $25.7 million and $24.1 million in 2001, 2000 and 1999, respectively. Goodyear adopted Statement of Financial Accounting Standards No. 142 (SFAS 142), "Goodwill and Other Intangible Assets" effective January 1, 2002. This standard specifies, among other things, that goodwill no longer be amortized. The standard requires goodwill to be periodically tested for impairment and written down to fair value if considered impaired.

NOTE 8

INVESTMENTS

INVESTMENTS

On February 25, 1999, Goodyear purchased at par from Sumitomo a 1.2% Convertible Note Due August 16, 2000, in the principal amount of ¥13,073,070,934 (the "Sumitomo Note"). On August 15, 2000, Goodyear converted the entire principal amount of the Sumitomo Note into shares of the Common Stock of Sumitomo (the "Sumitomo Investment"). Goodyear has classified the Sumitomo Investment as available-for-sale, as provided in Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities".

The fair value of the Sumitomo Investment was $90.1 million and $100.9 million at December 31, 2001 and 2000, respectively, and is included in Other Assets on the Consolidated Balance Sheet. Changes in the fair value of the Sumitomo Investment are reported in the Consolidated Balance Sheet as Accumulated Other Comprehensive Income. Goodyear's 1.2% Convertible Note Payable Due August 16, 2001 in the principal amount of ¥6,536,535,767 had been designated as a hedge of the exchange exposure of the Sumitomo Investment during 2000. To the extent the hedge was effective, the effect of exchange rate changes on Goodyear's Note were reported on the Consolidated Balance Sheet as Accumulated Other Comprehensive Income. At December 31, 2001 the gross unrealized holding loss on the Sumitomo Investment, net of the hedge, totaled $26.8 million ($16.6 million after tax), compared to $16.1 million ($10.0 million after tax) at December 31, 2000.

NONCASH INVESTING AND FINANCING ACTIVITIES

The Consolidated Statement of Cash Flows is presented net of the following transactions:

In connection with Goodyear's strategic alliance with Sumitomo, on February 25, 1999 the Company issued to Sumitomo at par its 1.2% Convertible Note Due August 16, 2000, in the principal amount of ¥13,073,070,934 pursuant to a Note Purchase Agreement dated February 25, 1999 (the "Note Agreement"). The Company's Note was convertible during the period beginning July 16, 2000 through August 15, 2000 into 2,281,115 shares of the Common Stock, without par value, of the Company at a conversion price of ¥5,731 per share, subject to certain adjustments. In addition, on February 25, 1999, the Company purchased at par from Sumitomo a 1.2% Convertible Note Due August 16, 2000, in the principal amount of ¥13,073,070,934 (the "Sumitomo Note"). The Sumitomo Note was convertible, if not earlier redeemed, during the period beginning July 16, 2000 through August 15, 2000 into 24,254,306 shares of the Common Stock, ¥50 par value per share, of Sumitomo at a conversion price of ¥539 per share, subject to certain adjustments. The principal amount of each Note was equivalent to $108.0 million at February 25, 1999. The Company converted the Sumitomo Note in its entirety on July 27, 2000 into 24,254,306 shares of the Common Stock of Sumitomo, which represents 10% of Sumitomo's outstanding shares.

On July 7, 2000, Goodyear and Sumitomo amended the Note Agreement and on August 15, 2000: (1) Sumitomo converted ¥6,536,535,167 principal amount of the Company's Note into approximately 1,138,030 shares of the Common Stock of the Company; (2) the Company paid ¥223,933,167 of interest on the Note; and (3) Sumitomo surrendered the Note and the Company issued a replacement note in the principal amount of ¥6,536,535,767 due on August 16, 2001 and payable at the Company's option in cash or in shares of Common Stock at a conversion price of ¥5,731, subject to adjustment. The replacement note bore interest at the rate of 1.2% per annum from August 15, 2000 until the fifteenth day prior to its conversion into 1,140,866 shares of the Company's Common Stock on February 6, 2001.

The acquisition cost of the strategic alliance with Sumitomo in 1999 included the approximately $307 million fair value of 25% of Goodyear's businesses contributed to the European joint venture. Goodyear also acquired debt totaling $130 million in Dunlop's European and North American businesses.

In 2001, the Company issued 4.3 million shares of its common stock with a market value of approximately $100.0 million as a contribution to certain domestic pension plans. In 2000, Goodyear acquired a majority ownership interest in a retreading production and distribution operation in the United States, and recorded a liability for the expected future payment of $72.5 million. In 1999, Goodyear's Slovenian tire manufacturing subsidiary recorded fixed assets totaling $43.4 million acquired under a capital lease.

NOTE 9

PROPERTIES AND PLANTS

(IN MILLIONS)	2001 Owned	2001 Capital Leases	2001 Total	2000 Owned	2000 Capital Leases	2000 Total
Properties and plants, at cost:						
Land and improvements	$ 368.0	$ 15.3	$ 383.3	$ 390.3	$ 20.7	$ 411.0
Buildings and improvements	1,606.3	98.7	1,705.0	1,683.4	108.5	1,791.9
Machinery and equipment	8,530.4	87.1	8,617.5	8,537.5	92.3	8,629.8
Construction in progress	440.9	—	440.9	550.9	—	550.9
	10,945.6	201.1	11,146.7	11,162.1	221.5	11,383.6
Accumulated depreciation	(5,957.1)	(73.5)	(6,030.6)	(5,785.5)	(77.1)	(5,862.6)
	$ 4,988.5	$127.6	$ 5,116.1	$ 5,376.6	$144.4	$ 5,521.0

The weighted average useful lives of property used in arriving at the annual amount of depreciation provided are as follows: buildings and improvements, approximately 18 years; machinery and equipment, approximately 10 years.

NOTE 10

LEASED ASSETS

Net rental expense charged to income follows:

(IN MILLIONS)	2001	2000	1999
Gross rental expense	$288.8	$289.9	$260.4
Sublease rental income	(67.8)	(69.1)	(72.5)
	$221.0	$220.8	$187.9

Goodyear enters into capital and operating leases primarily for its vehicles, data processing equipment and its wholesale and retail distribution facilities under varying terms and conditions. Goodyear subleases some of its domestic retail distribution network to independent dealers. Many of the leases provide that Goodyear will pay taxes assessed against leased property and the cost of insurance and maintenance.

While substantially all subleases and some operating leases are cancellable for periods beyond 2002, management expects that in the normal course of its business nearly all of its independent dealer distribution network will be actively operated. As leases and subleases for existing locations expire, Goodyear would normally expect to renew the leases or substitute another more favorable retail location.

The following table presents minimum future lease payments:

(IN MILLIONS)	2002	2003	2004	2005	2006	2007 AND BEYOND	TOTAL
Capital Leases							
Minimum lease payments	$ 9.5	$ 7.9	$ 6.6	$ 5.2	$ 4.5	$ 45.7	$ 79.4
Minimum sublease rentals	(.1)	—	—	—	—	—	(.1)
	$ 9.4	$ 7.9	$ 6.6	$ 5.2	$ 4.5	$ 45.7	$ 79.3
Imputed interest							(29.7)
Executory costs							(.9)
Present value							$ 48.7
Operating Leases							
Minimum lease payments	$272.1	$201.2	$158.5	$123.3	$116.0	$432.1	$1,303.2
Minimum sublease rentals	(44.1)	(36.4)	(27.2)	(18.9)	(10.8)	(17.2)	(154.6)
	$228.0	$164.8	$131.3	$104.4	$105.2	$414.9	$1,148.6
Imputed interest							(385.0)
Present value							$ 763.6

NOTE 11

FINANCING ARRANGEMENTS AND DERIVATIVE FINANCIAL INSTRUMENTS

SHORT TERM DEBT AND FINANCING ARRANGEMENTS
Substantial short term and long term credit sources are available to Goodyear globally under normal commercial practices. In total, Goodyear had credit arrangements of $6.1 billion available at December 31, 2001, of which $2.6 billion were unused.

At December 31, 2001, Goodyear had short term committed and uncommitted credit arrangements totaling $1.3 billion, of which $1.1 billion were unused. These arrangements are available to the Company or certain of its international subsidiaries through various domestic and international banks at quoted market interest rates. There are no commitment fees or compensating balances associated with these arrangements.

Goodyear had outstanding debt obligations, which by their terms are due within one year, amounting to $364.7 million at December 31, 2001. Current maturities of long term debt represented $109.7 million of this total, with a weighted average interest rate of 5.46% at December 31, 2001. The remaining $255.0 million was short term debt of international subsidiaries, with a weighted average interest rate of 6.6% at December 31, 2001.

LONG TERM DEBT AND FINANCING ARRANGEMENTS
At December 31, 2001, Goodyear had long term credit arrangements totaling $4.8 billion, of which $1.5 billion were unused.

The following table presents long term debt at December 31:

(IN MILLIONS)	2001	2000
5.375% Swiss franc bond due 2006	$ 94.5	$ 96.7
6.375% Euro Notes due 2005	354.5	371.1
Notes:		
8 1/8% due 2003	299.8	299.7
6 5/8% due 2006	249.5	249.4
8 1/2% due 2007	300.0	300.0
6 3/8% due 2008	99.7	99.7
7 6/7% due 2011	650.0	—
7% due 2028	149.0	148.9
Bank term loans due 2002 – 2005	895.7	151.4
Domestic short term borrowings	—	500.0
Other domestic and international debt	171.8	229.4
	3,264.5	2,446.3
Capital lease obligations	48.8	62.5
	3,313.3	2,508.8
Less portion due within one year	109.7	159.2
	$3,203.6	$2,349.6

In addition to the amounts in the table above, on February 25, 1999 Goodyear issued to Sumitomo Rubber Industries at par its 1.2% Convertible Note Due August 16, 2000, in the principal amount of ¥13,073,070,934 (equivalent to $127.8 million at December 31, 1999). Goodyear's Note was convertible, if not earlier redeemed, during the period beginning July 16, 2000 through August 15, 2000 into 2,281,115 shares of the Common Stock, without par value, of the Company at a conversion price of ¥5,731 per share, subject to certain adjustments.

On August 15, 2000, Sumitomo converted ¥6,536,535,167 principal amount of the Note into approximately 1,138,030 shares of the Common Stock of the Company, and Goodyear issued a replacement note in the principal amount of ¥6,536,535,767 due on August 16, 2001 (equivalent to $56.9 million at December 31, 2000) bearing interest at 1.2% per annum and payable at Goodyear's option in cash or in shares of Common Stock at a conversion price of ¥5,731, subject to adjustment. The replacement note was convertible into Common Stock of the Company at a conversion price of ¥5,731 per share, subject to adjustment, at any time prior to maturity. On February 6, 2001, Sumitomo converted the replacement note into 1,140,866 shares of Common Stock of the Company.

At December 31, 2001, the fair value of Goodyear's long term fixed rate debt amounted to $2.36 billion, compared to its carrying amount of $2.35 billion. At December 31, 2000, the fair value of Goodyear's long term fixed rate debt amounted to $1.73 billion, compared to its carrying amount $1.78 billion. The difference was attributable primarily to the long term Notes issued in 2001 and 2000. The fair value was estimated using quoted market prices or discounted future cash flows. The fair value of Goodyear's variable rate debt approximated its carrying amount at December 31, 2001 and 2000.

The Swiss franc bond was hedged by foreign exchange contracts at December 31, 2001 and 2000, as discussed below.

Goodyear has designated €100 million principal amount of the Euro Notes as hedging the exposure to the impact of Euro/U.S. dollar exchange rate movements on the equity of certain of its subsidiaries in Europe. The remaining €300 million principal amount is hedged by foreign exchange contracts, as discussed below.

The Notes and Euro Notes have an aggregate face amount of $2.1 billion and are reported net of unamortized discount aggregating $2.7 million ($1.5 billion and $3.2 million, respectively, at December 31, 2000).

The bank term loans due 2002 through 2005 are comprised of $890.0 million of variable rate agreements based upon LIBOR plus a fixed spread, bearing interest at a weighted average rate of 4.0% per annum, and $5.7 million of fixed rate agreements bearing interest at a weighted average rate of 6.1% per annum at December 31, 2001.

There were no domestic short term bank borrowings outstanding at December 31, 2001. At December 31, 2000, all commercial paper outstanding, which was issued for terms of less than 154 days, and certain domestic short term bank borrowings outstanding, which by their terms are or were due within one year, were classified as long term debt on the Consolidated Balance Sheet. These obligations were supported by lending commitments under the two revolving credit facilities described below. It was the Company's intent to maintain these debt obligations as long term.

Other domestic and international debt consisted of fixed and floating rate bank loans denominated in U.S. dollars and other currencies and maturing in 2002-2004. The weighted average interest rate in effect under these loans was 6.22% at December 31, 2001.

The Company is a party to two revolving credit facility agreements, consisting of a $750 million five-year revolving credit facility and a $775 million 364-day revolving credit facility. These agreements were amended in August and November, 2001.

The $750 million five-year credit facility agreement is with 26 domestic and international banks and provides that the Company may borrow at any time until August 15, 2005, when the commitment terminates and any outstanding loans mature. Goodyear pays a commitment fee ranging from 12.5 to 25 basis points (based on its ratio of debt to debt plus equity) on the entire amount of the commitment (whether or not borrowed) and a usage fee on amounts borrowed (other than on a competitive bid or prime rate basis) ranging from 37.5 to 125 basis points over LIBOR (or 50 to 137.5 basis points over a defined CD rate). These fees may fluctuate quarterly within these ranges based upon Goodyear's leverage. During 2001, commitment fees averaged 19.5 basis points.

The $775 million 364-day credit facility agreement is with 26 domestic and international banks and provides that the Company may borrow until August 13, 2002, on which date the facility commitment terminates, except as it may be extended on a bank by bank basis. If a bank does not extend its commitment if requested to do so, the Company may obtain from such bank a two year term loan up to the amount of such bank's commitment. Goodyear pays a commitment fee ranging from 10 to 20 basis points on the entire amount of the commitment (whether or not borrowed) and a usage fee on amounts borrowed (other than on a competitive bid or prime rate basis) ranging from 40 to 130 basis points over LIBOR (or 52.5 to 142.5 basis points over a defined CD rate). These fees may fluctuate quarterly within these ranges based upon Goodyear's leverage. During 2001, commitment fees averaged 14.6 basis points.

Each of the facilities provide that the Company may obtain loans bearing interest at reserve adjusted LIBOR or a defined certificate of deposit rate, plus in each case the applicable usage fee, at rates based on the prime rate, or at rates determined on a competitive bid basis. Under each of the facility agreements, a utilization fee of 25 basis points per annum is charged each day on which the sum of the outstanding loans exceeds 50% of the total commitment. No utilization fees were paid during 2001. Each facility agreement contains certain covenants which, among other things, require the Company to maintain at the end of each fiscal quarter a minimum consolidated net worth and a defined minimum interest coverage ratio. In addition, the facility agreements establish a limit on the aggregate amount of consolidated debt the Company and its subsidiaries may incur. There are no borrowings outstanding under these agreements at December 31, 2001. These revolving credit facilities support, among other things, the uncommitted short term bank facilities.

The annual aggregate maturities of long term debt and capital leases for the five years subsequent to 2001 are presented below. Maturities of debt supported by the availability of the revolving credit agreements have been reported on the basis that the commitments to lend under these agreements will be terminated effective at the end of their current terms.

(IN MILLIONS)	2002	2003	2004	2005	2006
Debt incurred under or supported by revolving credit agreements	$ —	$ —	$ —	$ —	$ —
Other	109.7	414.6	807.6	407.1	346.0
	$109.7	$414.6	$807.6	$407.1	$346.0

Refer to Note 5 for additional information on financing arrangements. Refer to Note 10 for additional information on capital lease obligations.

DERIVATIVE FINANCIAL INSTRUMENTS

Goodyear adopted Statement of Financial Accounting Standards No. 133, as amended and interpreted, on January 1, 2001.

Interest Rate Exchange Contracts

Goodyear actively manages its fixed and floating rate debt mix, within defined limitations, using refinancings and unleveraged interest rate swaps. Goodyear will enter into fixed and floating interest rate swaps to hedge against the effects of adverse changes in interest rates on consolidated results of operations and future cash outflows for interest. Fixed rate swaps are used to reduce Goodyear's risk of increased interest costs during periods of rising interest rates, and are normally designated as cash flow hedges. Floating rate swaps are used to convert the fixed rates of long term borrowings into short term variable rates, and are normally designated as fair value hedges. Interest rate swap contracts are used by Goodyear to separate interest rate risk management from the debt funding decision. At December 31, 2001, the interest rate on 75% of Goodyear's debt was fixed by either the nature of the obligation or through the interest rate contracts, compared to 54% at December 31, 2000.

The following table presents contract information and weighted average interest rates. Current market pricing models were used to estimate the fair values of interest rate exchange contracts.

(DOLLARS IN MILLIONS)	12/31/00	NEW	MATURED	12/31/01
Fixed rate contracts:				
Notional principal amount	$50.0	$325.0	$50.0	$325.0
Pay fixed rate	6.25%	5.00%	6.25%	5.00%
Receive variable LIBOR	6.67	1.91	5.23	1.91
Average years to maturity	.9			2.2
Fair value: favorable (unfavorable)	$ —			$ (9.2)
Carrying amount:				
Long term assets	—			.2
Current (liability)	(.2)			(8.3)
Long term (liability)	—			(1.1)

Weighted average information during the years 2001, 2000 and 1999 follows:

(DOLLARS IN MILLIONS)	2001	2000	1999
Fixed rate contracts:			
Notional principal	$ 129	$ 71	$ 96
Receive variable LIBOR	3.58%	6.63%	5.26%
Pay fixed rate	5.43	6.24	6.18

Interest Rate Lock Contracts

Goodyear will use, when appropriate, interest rate lock contracts to hedge the risk-free rate component of anticipated long term debt issuances. These contracts are designated as cash flow hedges of forecasted transactions. Gains and losses on these contracts are amortized to income over the life of the debt. No contracts were outstanding at December 31, 2001 or 2000.

Foreign Currency Contracts

In order to reduce the impact of changes in foreign exchange rates on consolidated results of operations and future foreign currency-denominated cash flows, Goodyear will enter into foreign currency contracts. These contracts reduce exposure to currency movements affecting existing foreign currency-denominated assets, liabilities, firm commitments and forecasted transactions resulting primarily from trade receivables and payables, equipment acquisitions, intercompany loans and royalty agreements and forecasted purchases and sales. In addition, the principal and interest on Goodyear's Swiss franc bond due 2006 and €300 million of Euro Notes due 2005 are hedged by currency swap agreements.

Contracts hedging the Swiss franc bond, the Euro Notes and forecasted transactions under intercompany royalty agreements are designated as cash flow hedges. The hedged intercompany royalty transactions will occur during 2002 and 2003. Contracts hedging short-term trade receivables and payables normally have no hedging designation.

Amounts are reclassified from OCI into earnings each period to offset the effects of exchange rate movements on the principal and interest of the Swiss franc bond and the Euro Notes. Amounts are also reclassified concurrently with the recognition of intercompany royalty expense.

NOTES TO FINANCIAL STATEMENTS

The following table presents foreign currency contracts at December 31:

(IN MILLIONS)	2001 Fair Value	2001 Contract Amount	2000 Fair Value	2000 Contract Amount
Buy currency:				
Euro	$441.2	$460.2	$310.1	$296.7
Swiss franc	99.4	94.0	106.1	95.6
U.S. dollar	49.6	49.0	81.0	80.2
Canadian dollar	45.2	45.8	—	—
Japanese yen	16.1	16.0	7.0	7.5
British pound	10.3	10.3	—	—
	$661.8	$675.3	$504.2	$480.0
Contract maturity:				
Swiss franc swap	3/06		3/06	
Euro swap	6/05		6/05	
All other	1/02 – 03/03		1/01 – 3/04	
Sell currency:				
Euro	$ 95.0	$ 96.0	$ 15.8	$ 15.6
Swedish krona	22.9	22.4	23.0	22.9
U.S. dollar	6.2	6.2	35.4	35.5
All other	5.0	5.0	6.3	6.3
	$129.1	$129.6	$ 80.5	$ 80.3
Contract maturity:	1/02 – 3/02		1/01 – 3/01	
Carrying amount — asset (liability):				
Swiss franc swap — current	$ (4.6)		$ —	
Swiss franc swap — long term	10.2		19.0	
Euro swaps — current	(5.5)		—	
Euro swaps — long term	(15.0)		3.2	
Other — current asset	2.4		.8	
Other — current (liability)	(1.1)		—	

The counterparties to Goodyear's interest rate swap and foreign exchange contracts were substantial and creditworthy multinational commercial banks or other financial institutions which are recognized market makers. Neither the risks of counterparty nonperformance nor the economic consequences of counterparty nonperformance associated with these contracts were considered by Goodyear to be material.

Hedges of Net Investment in Foreign Operations

In order to reduce the impact of changes in foreign exchange rates on consolidated shareholders' equity, Goodyear has designated certain foreign currency-denominated nonderivative instruments as hedges of its net investment in various foreign operations.

On January 1, 2001, €100 million of Goodyear's 6 5/8% Notes due 2005 was designated as hedging Goodyear's net investment in European subsidiaries which have the Euro as the functional currency. In addition, from January 1 to February 6 of 2001, Goodyear's ¥6,536,535,767 Sumitomo 1.2% Convertible Note Payable Due August 2001 was designated as hedging Goodyear's net investment in Japanese subsidiaries which have the Yen as the functional currency. The Note Payable was converted into shares of the Common Stock of the Company on February 6, 2001.

Results of Hedging Activities

Ineffectiveness and premium amortization pretax charges totaled $1.5 million during the twelve months ended December 31, 2001. Deferred net pretax losses totaling $7.1 million on hedges of forecasted transactions are anticipated to be recognized in income during the twelve months ending December 31, 2002. It is not practicable to estimate the amount of deferred gains and losses that will be recognized in income resulting from the remeasurement of certain long term currency exchange contracts.

Deferred pretax gains totaling $4.9 million were recorded as Foreign Currency Translation Adjustment during the twelve months ended December 31, 2001, respectively, as a result of the designation of nonderivative instruments as net investment hedges. These gains and losses are only recognized in earnings upon the complete or partial sale of the related investment or the complete liquidation of the investment.

NOTE 12

STOCK COMPENSATION PLANS AND DILUTIVE SECURITIES

The Company's 1989 Goodyear Performance and Equity Incentive Plan (which expired in 1997 except as to grants and awards then outstanding) and the 1997 Performance Incentive Plan of The Goodyear Tire & Rubber Company provided for the granting of stock options and stock appreciation rights (SARs), restricted stock, performance grants and other stock-based awards. For options granted in tandem with SARs, the exercise of a SAR cancels the stock option; conversely, the exercise of the stock option cancels the SAR. Stock options and related SARs granted during 2001 generally have a maximum term of ten years and vest pro rata over four years.

Performance units granted during 2001 are earned based on Return on Invested Capital and Total Shareholder Return relative to the S&P Auto Parts & Equipment Companies (each weighted at 50%) over a three year performance period each beginning January 1, 2002. To the extent earned, a portion of the performance units will generally be paid in cash (subject to deferral under certain circumstances) and a portion may be automatically deferred for at least five years in the form of units. Each unit is equivalent to a share of the Company's Common Stock and payable in cash, shares of the Company's Common Stock or a combination thereof at the election of the participant. A maximum of 15,000,000 shares of the Company's Common Stock are available for issuance pursuant to grants and awards made under the 1997 Plan through December 31, 2001. The 1997 Plan expired on December 31, 2001, except as to options and other grants then outstanding.

On December 4, 2000, the Company adopted The Goodyear Tire & Rubber Company Stock Option Plan for Hourly Bargaining Unit Employees, under which options in respect of up to 3,500,000 shares of the Common Stock of the Company may be granted, and the Hourly and Salaried Employee Stock Option Plan, under which options in respect of up to 600,000 shares of the Company's Common Stock may be granted. Stock options granted under these plans have a maximum term of ten years and vest over one to three years.

Stock-based compensation activity for the years 2001, 2000 and 1999 follows:

	2001		2000		1999	
	SHARES	SARS	SHARES	SARS	SHARES	SARS
Outstanding at January 1	19,054,838	2,783,983	12,418,808	2,141,954	9,563,252	1,496,670
Options granted	3,208,270	732,248	6,606,441	689,170	3,371,948	716,643
Options without SARs exercised	(105,360)	—	(36,900)	—	(347,312)	—
Options with SARs exercised	(6,665)	(6,665)	—	—	(44,126)	(44,126)
SARs exercised	(13,500)	(13,500)	(3,900)	(3,900)	(9,870)	(9,870)
Options without SARs expired	(345,151)	—	(227,913)	—	(68,342)	—
Options with SARs expired	(97,285)	(97,285)	(43,241)	(43,241)	(17,363)	(17,363)
Performance units granted	283,300	—	478,200	—	13,353	—
Performance unit shares issued	—	—	(127,871)	—	(8,876)	—
Performance units cancelled	(136,649)	—	(8,786)	—	(33,856)	—
Outstanding at December 31	21,841,798	3,398,781	19,054,838	2,783,983	12,418,808	2,141,954
Exercisable at December 31	12,217,868	1,809,894	8,105,308	1,312,398	5,741,778	847,358
Available for grant at December 31	486,130		4,179,728		7,433,575	

Significant option groups outstanding at December 31, 2001 and related weighted average price and remaining life information follows:

GRANT DATE	OPTIONS OUTSTANDING	OPTIONS EXERCISABLE	EXERCISABLE PRICE	REMAINING LIFE (YEARS)
12/03/01	3,083,590	—	$22.05	10
12/04/00	5,925,564	2,409,296	17.68	9
12/06/99	3,140,719	1,795,681	32.00	8
11/30/98	2,052,699	1,661,410	57.25	7
12/02/97	1,793,929	1,793,929	63.50	6
12/03/96	1,516,966	1,516,966	50.00	5
1/09/96	1,187,814	1,187,814	44.00	4
1/04/95	632,735	632,735	34.75	3
All other	1,667,422	1,220,037	37.64	2

The 1,667,422 options in the 'All other' category were outstanding at exercise prices ranging from $17.68 to $74.25, with a weighted average exercise price of $33.89. All options and SARs were granted at an exercise price equal to the fair market value of the Company's common stock at the date of grant.

Weighted average option exercise price information follows:

	2001	2000	1999
Outstanding at January 1	$35.54	$45.63	$50.27
Granted during the year	22.05	17.68	32.00
Exercised during the year	20.53	16.59	23.71
Outstanding at December 31	33.87	35.54	45.63
Exercisable at December 31	41.34	47.48	47.55

Forfeitures and cancellations were insignificant.

Weighted average fair values at date of grant for grants in 2001, 2000 and 1999 follow:

	2001	2000	1999
Options	$ 6.95	$ 6.58	$12.85
Performance units	22.05	19.00	51.62

The above fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

	2001	2000	1999
Expected life (years)	5	5	5
Interest rate	4.48%	5.44%	5.97%
Volatility	25.2	30.5	33.4
Dividend yield	3.18	2.81	2.12

The fair value of performance units at date of grant was equal to the market value of the Company's common stock at that date.

Stock-based compensation costs reduced (increased) income as follows:

(IN MILLIONS, EXCEPT PER SHARE)	2001	2000	1999
Pretax income	$ 3.9	$ .2	$(12.4)
Net income	2.4	.1	(7.7)
Net income per share	.02	—	(.05)

The following table presents the pro forma reduction in income that would have been recorded had the fair values of options granted in each year been recognized as compensation expense on a straight-line basis over the vesting period of each grant.

(IN MILLIONS, EXCEPT PER SHARE)	2001	2000	1999
Pretax income	$43.1	$33.9	$30.3
Net income	30.5	25.3	23.2
Net income per share	.19	.16	.15

Basic earnings per share have been computed based on the average number of common shares outstanding. The following table presents the number of incremental weighted average shares used in computing diluted per share amounts:

	2001	2000	1999
Average shares outstanding — basic	159,955,869	156,840,646	156,182,004
Stock options	—	213,443	758,437
Performance units	—	—	98,230
1.2% Convertible Note Payable	—	1,710,837	1,900,928
Average shares outstanding — diluted	159,955,869	158,764,926	158,939,599

The average shares outstanding-diluted total for 2001 does not include the antidilutive impact of 1.8 million shares of potential common stock associated with stock options and .1 million shares associated with the Sumitomo 1.2% Convertible Note Payable.

NOTE 13

SAVINGS PLANS

Substantially all domestic associates are eligible to participate in one of Goodyear's two savings plans. Under these plans associates elect to contribute a percentage of their pay. Most plans provided for Goodyear's matching of these contributions (up to a maximum of 6% of the associate's annual pay or, if less, $10,500) at the rate of 50%. Goodyear contributions were $37.8 million, $41.4 million and $43.0 million for 2001, 2000 and 1999, respectively. A defined contribution pension plan for certain foreign associates was established July 1, 1999. Goodyear contributions were $.1 million in 2001 and 2000 and $2.4 million in 1999.

In April 2001, a defined contribution plan was established for associates at Wingfoot Commercial Tire Systems LLC. The Company contributions to this plan were $1.1 million in 2001.

NOTE 14

POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS

The Company and its subsidiaries provide substantially all domestic associates and associates at certain international subsidiaries with health care and life insurance benefits upon retirement. Insurance companies provide life insurance and certain health care benefits through premiums based on expected benefits to be paid during the year. Substantial portions of the health care benefits for domestic retirees are not insured and are paid by Goodyear. Benefit payments are funded from operations.

Net periodic benefit cost follows:

(IN MILLIONS)	2001	2000	1999
Service cost — benefits earned during the period	$ 17.8	$ 19.5	$ 21.5
Interest cost	183.2	164.2	145.6
Amortization of unrecognized:			
— net losses	13.6	14.7	9.0
— prior service cost	10.4	(2.2)	(2.3)
	$225.0	$196.2	$173.8

As a result of rationalization actions, Goodyear recognized a curtailment gain of $.2 million and a special termination loss of $6.5 million in 2001 and a curtailment loss of $3.7 million and a special termination loss of $1.4 million in 2000. Refer to Note 3.

The following table sets forth changes in the accumulated benefit obligation and amounts recognized on Goodyear's Consolidated Balance Sheet at December 31, 2001 and 2000:

(IN MILLIONS)	2001	2000
Accumulated benefit obligation:		
Beginning balance	$(2,153.7)	$(2,124.3)
Service cost — benefits earned	(17.8)	(19.5)
Interest cost	(183.2)	(164.2)
Plan amendments	(150.1)	(3.0)
Actuarial gain (loss)	(138.0)	(75.4)
Acquisitions	—	—
Foreign currency translation	11.6	7.5
Curtailments/settlements	(6.4)	(3.1)
Associate contributions	(4.2)	(2.2)
Benefit payments	258.1	230.5
Ending balance	(2,383.7)	(2,153.7)
Unrecognized net loss	440.8	313.5
Unrecognized prior service cost	119.0	(23.1)
Accrued benefit liability recognized on the Consolidated Balance Sheet	$(1,823.9)	$(1,863.3)

Of the accrued benefit liability recognized, $266.7 million and $222.0 million was included in current liabilities at December 31, 2001 and 2000, respectively.

The following table presents significant assumptions used:

	U.S.	INTERNATIONAL
2001		
Discount rate	7.75%	7.5%
Rate of increase in compensation levels	4.0	4.5
2000		
Discount rate	8.0%	7.7%
Rate of increase in compensation levels	4.0	4.6
1999		
Discount rate	7.5%	8.3%
Rate of increase in compensation levels	4.0	5.4

A 7.5% annual rate of increase in the cost of health care benefits for retirees under age 65 and a 7.5% annual rate of increase for retirees 65 years and older is assumed in respect of 2002. These rates gradually decrease to 5.0% in 2012 and remain at that level thereafter. A 1% change in the assumed health care cost trend would have increased (decreased) the accumulated benefit obligation at December 31, 2001 and the aggregate service and interest cost for the year then ended as follows:

(IN MILLIONS)	1% INCREASE	1% DECREASE
Accumulated benefit obligation	$ 21.3	$ (19.5)
Aggregate service and interest cost	2.4	(2.4)

NOTE 15

PENSIONS

Goodyear and its subsidiaries provide substantially all associates with pension benefits. The principal domestic hourly plan provides benefits based on length of service. The principal domestic plans covering salaried associates provide benefits based on final five-year average earnings formulas. Associates making voluntary contributions to these plans receive higher benefits. Other plans provide benefits similar to the principal domestic plans as well as termination indemnity plans at certain international subsidiaries.

Net periodic pension cost follows:

(IN MILLIONS)	2001	2000	1999
Service cost-benefits earned during the period	$ 110.3	$ 119.6	$ 118.0
Interest cost on projected benefit obligation	377.4	353.0	314.6
Expected return on plan assets	(441.0)	(470.7)	(389.2)
Amortization of unrecognized:			
— prior service cost	84.1	69.1	65.9
— net (gains) losses	6.8	(7.1)	14.2
— transition amount	.6	.4	.3
	$ 138.2	$ 64.3	$ 123.8

Goodyear recognized a settlement gain of $1.1 million, a curtailment gain of $.8 million and a special termination loss of $25.1 million during 2001. During 2000, Goodyear recognized a settlement loss of $1.4 million and a curtailment loss of $1.5 million and a special termination loss of $6.4 million. During 1999, Goodyear recognized a settlement gain of $12.5 million and a curtailment loss of $6.2 million. Refer to Note 3.

The following table sets forth the funded status and amounts recognized on Goodyear's Consolidated Balance Sheet at December 31, 2001 and 2000. At the end of 2001 and 2000, assets exceeded accumulated benefits in certain plans and accumulated benefits exceeded assets in others. Plan assets are invested primarily in common stocks and fixed income securities.

(IN MILLIONS)	2001	2000
Projected benefit obligation:		
Beginning balance	$(5,051.4)	$(4,878.1)
Service cost — benefits earned	(110.3)	(119.6)
Interest cost	(377.4)	(353.0)
Plan amendments	(11.1)	(248.6)
Actuarial gain (loss)	(157.6)	153.8
Associate contributions	(20.2)	(23.6)
Divestitures	2.1	—
Curtailments/settlements	(1.1)	6.7
Foreign currency translation	63.6	78.7
Benefit payments	448.4	332.3
Ending balance	(5,215.0)	(5,051.4)
Plan assets	4,176.2	4,749.6
Projected benefit obligation in excess of plan assets	(1,038.8)	(301.8)
Unrecognized prior service cost	573.4	645.7
Unrecognized net loss (gain)	798.3	(10.2)
Unrecognized net obligation at transition	4.7	6.7
Net benefit cost recognized on the Consolidated Balance Sheet	$ 337.6	$ 340.4

The following table presents significant assumptions used:

	U.S.	INTERNATIONAL
2001		
Discount rate	7.75%	6.5%
Rate of increase in compensation levels	4.0	3.5
Expected long term rate of return on plan assets	10.0	8.5
2000		
Discount rate	8.0%	6.7%
Rate of increase in compensation levels	4.0	3.6
Expected long term rate of return on plan assets	9.5	8.6
1999		
Discount rate	7.5%	6.8%
Rate of increase in compensation levels	4.3	3.9
Expected long term rate of return on plan assets	9.5	8.8

The following table presents amounts recognized on the Consolidated Balance Sheet:

(IN MILLIONS)	2001	2000
Prepaid benefit cost		
— current	$ 159.4	$ 92.0
— long term	474.2	549.5
Accrued benefit cost		
— current	(69.1)	(72.7)
— long term	(1,146.0)	(521.5)
Intangible asset	504.9	259.4
Deferred income taxes	136.2	11.8
Minority shareholders' equity	20.7	—
Accumulated other comprehensive income	257.3	21.9
Net benefit cost recognized on the Consolidated Balance Sheet	$ 337.6	$ 340.4

The following table presents changes in plan assets:

(IN MILLIONS)	2001	2000
Beginning balance	$4,749.6	$5,178.9
Actual return on plan assets	(230.6)	(117.2)
Company contributions	186.5	81.0
Associate contributions	20.2	23.6
Settlements	(48.3)	(7.8)
Foreign currency translation	(52.8)	(76.6)
Benefit payments	(448.4)	(332.3)
Ending balance	$4,176.2	$4,749.6

For plans that are not fully funded:

(IN MILLIONS)	2001	2000
Accumulated benefit obligation	$ 3,959.0	$2,487.1
Plan assets	3,183.9	2,239.9

Certain international subsidiaries maintain unfunded plans consistent with local practices and requirements. At December 31, 2001, these plans accounted for $153.1 million of Goodyear's accumulated benefit obligation, $162.4 million of its projected benefit obligation and $13.4 million of its minimum pension liability adjustment ($167.7 million, $177.4 million and $16.7 million, respectively, at December 31, 2000).

NOTE 16

INCOME TAXES

The components of Income before Income Taxes, adjusted for Minority Interest in Net Income of Subsidiaries, follow:

(IN MILLIONS)	2001	2000	1999
U.S.	$(341.2)	$(142.3)	$(69.5)
Foreign	68.2	201.1	369.6
	(273.0)	58.8	300.1
Minority Interest in Net Income of Subsidiaries	.2	33.5	40.3
	$(272.8)	$ 92.3	$340.4

A reconciliation of Federal income taxes at the U.S. statutory rate to income taxes provided follows:

(DOLLARS IN MILLIONS)	2001	2000	1999
U.S. Federal income tax at the statutory rate of 35%	$(95.5)	$ 32.3	$119.2
Adjustment for foreign income taxed at different rates	(17.3)	(26.0)	(17.7)
Gain on formation of Goodyear Dunlop Tires Europe B.V.	—	—	(56.9)
State income taxes, net of Federal benefit	(21.1)	(7.4)	(12.7)
Foreign operating loss with no tax benefit provided	69.4	24.8	24.0
Other	(4.9)	(5.2)	1.0
United States and Foreign Taxes on Income	$(69.4)	$ 18.5	$ 56.9
Effective tax rate	25.4%	20.0%	16.7%

The components of the provision for income taxes by taxing jurisdiction follow:

(IN MILLIONS)	2001	2000	1999
Current:			
Federal	$ 45.9	$ 2.3	$ 40.7
Foreign income and withholding taxes	134.5	151.4	157.4
State	2.2	3.7	(.2)
	182.6	157.4	197.9
Deferred:			
Federal	(184.4)	(101.4)	(128.5)
Foreign	(32.9)	(22.6)	6.6
State	(34.7)	(14.9)	(19.1)
	(252.0)	(138.9)	(141.0)
United States and Foreign Taxes on Income	$ (69.4)	$ 18.5	$ 56.9

Temporary differences and carryforwards giving rise to deferred tax assets and liabilities at December 31, 2001 and 2000 follow:

(IN MILLIONS)	2001	2000
Postretirement benefits other than pensions	$ 641.2	$ 674.6
Vacation and sick pay	68.6	71.0
Items reflected as paid or received	172.0	102.7
Tax credit and operating loss carryforwards	206.9	208.4
Capitalized expenditures for tax reporting	341.3	199.9
Rationalizations and other provisions	43.3	37.2
Alternative minimum tax credit carryforwards	20.0	46.7
Other	126.9	59.7
	1,620.2	1,400.2
Valuation allowance	(257.9)	(224.3)
Total deferred tax assets	1,362.3	1,175.9
Total deferred tax liabilities		
— property basis differences	(444.7)	(499.3)
— inventory	(61.0)	(92.3)
— pensions	(20.3)	(157.8)
Total deferred taxes	$ 836.3	$ 426.5

At December 31, 2001, Goodyear had tax credit carryforwards of $3.8 million and $203.1 million of tax assets on foreign net operating loss carryforwards, some of which are subject to expiration beginning in 2002. At December 31, 2001, Goodyear had recorded valuation allowances totaling $257.9 million against these and other deferred tax assets where recovery of the asset or carryforward is uncertain.

Goodyear made net cash payments for income taxes in 2001, 2000 and 1999 of $50.8 million, $152.7 million and $204.0 million, respectively.

No provision for Federal income tax or foreign withholding tax on retained earnings of international subsidiaries of $1,727 million is required because this amount has been or will be reinvested in properties and plants and working capital. It is not practicable to calculate the deferred taxes associated with the remittance of these investments.

NOTE 17

INTEREST EXPENSE

Interest expense includes interest and amortization of debt discount and expense, less amounts capitalized as follows:

(IN MILLIONS)	2001	2000	1999
Interest expense before capitalization	$298.8	$294.6	$191.2
Capitalized interest	(6.4)	(12.0)	(11.8)
	$292.4	$282.6	$179.4

Goodyear made cash payments for interest in 2001, 2000 and 1999 of $292.6 million, $261.0 million and $192.8 million, respectively.

NOTE 18

RESEARCH AND DEVELOPMENT

Research and development costs for 2001, 2000 and 1999 were $375.5 million, $423.1 million and $438.0 million, respectively.

NOTE 19

ADVERTISING COSTS

Advertising costs for 2001, 2000 and 1999 were $268.7 million, $249.6 million and $238.2 million, respectively.

NOTE 20

BUSINESS SEGMENTS

Segment information reflects the strategic business units of Goodyear (SBUs), which are organized to meet customer requirements and global competition.

The Tire business is comprised of five regional SBUs. The Engineered and Chemical businesses are each managed on a global basis. Segment information is reported on the basis used for reporting to Goodyear's Chairman of the Board and Chief Executive Officer.

Each of the five regional tire business segments is involved in the development, manufacture, distribution and sale of tires. Certain of the tire business segments also provide related products and services, which include retreads, automotive repair services and merchandise purchased for resale.

North American Tire provides original equipment and replacement tires for autos, trucks, farm, aircraft and construction applications in the United States, Canada and export markets. North American Tire also provides related products and services including tread rubber, tubes, retreaded tires, automotive repair services and merchandise purchased for resale.

European Union Tire provides original equipment and replacement tires for autos, trucks, farm and construction applications in the European Union, Norway, Switzerland and export markets. European Union Tire also retreads truck and aircraft tires.

Eastern Europe, Africa and Middle East Tire provides replacement tires for autos, trucks and farm applications in Eastern Europe, Africa, the Middle East and export markets. The segment also provides original equipment tires to manufacturers in Poland, South Africa, Turkey, Morocco and the Czech Republic.

Latin American Tire provides original equipment and replacement tires for autos, trucks, tractors, aircraft and construction applications in Central and South America, Mexico and export markets. Latin American Tire also manufactures materials for tire retreading.

Asia Tire provides original equipment and replacement tires for autos, trucks, farm, aircraft and construction applications in Asia and the Western Pacific. Asia Tire also retreads truck, construction equipment and aircraft tires and provides automotive repair services.

Engineered Products develops, manufactures and sells belts, hoses, molded products, airsprings, tank tracks and other products for original equipment and replacement transportation applications and industrial markets worldwide.

Chemical Products develops, manufactures and sells synthetic rubber and rubber latices, and other organic chemical products for internal and external customers worldwide. Chemical Products also engages in plantation and natural rubber purchasing operations.

NOTES TO FINANCIAL STATEMENTS

(IN MILLIONS)	2001	2000	1999
SALES			
North American Tire	$ 7,152.3	$ 7,111.3	$ 6,648.6
European Union Tire	3,128.0	3,198.1	2,642.7
Eastern Europe, Africa and Middle East Tire	703.1	793.0	812.9
Latin American Tire	1,012.6	1,047.9	948.1
Asia Tire	493.9	524.6	593.2
Total Tires	12,489.9	12,674.9	11,645.5
Engineered Products	1,122.3	1,174.2	1,234.8
Chemical Products	1,037.3	1,129.7	949.8
Total Segment Sales	14,649.5	14,978.8	13,830.1
Inter-SBU sales	(521.0)	(567.1)	(482.8)
Other	18.7	5.4	8.1
Net Sales	$14,147.2	$14,417.1	$13,355.4
INCOME			
North American Tire	$ 107.8	$ 260.7	$ 26.3
European Union Tire	57.2	88.7	188.0
Eastern Europe, Africa and Middle East Tire	20.2	54.6	49.8
Latin American Tire	89.8	69.8	67.7
Asia Tire	19.9	17.9	26.0
Total Tires	294.9	491.7	357.8
Engineered Products	11.6	43.1	70.4
Chemical Products	60.2	64.2	116.4
Total Segment Income (EBIT)	366.7	599.0	544.6
Rationalizations and asset sales	(162.4)	(119.1)	(4.9)
Interest expense	(292.4)	(282.6)	(179.4)
Foreign currency exchange	(.1)	6.7	27.6
Minority interest in net income of subsidiaries	(.2)	(33.5)	(40.3)
Inter-SBU income	(32.3)	(28.8)	(49.6)
Other	(152.3)	(82.9)	2.1
Income (Loss) before Income Taxes	$ (273.0)	$ 58.8	$ 300.1
ASSETS			
North American Tire	$ 4,856.7	$ 5,268.5	$ 5,046.6
European Union Tire	2,786.5	3,088.1	3,336.1
Eastern Europe, Africa and Middle East Tire	747.7	903.6	897.1
Latin American Tire	753.9	796.5	820.7
Asia Tire	600.9	668.5	725.5
Total Tires	9,745.7	10,725.2	10,826.0
Engineered Products	681.2	736.8	712.4
Chemical Products	601.6	742.9	689.6
Total Segment Assets	11,028.5	12,204.9	12,228.0
Corporate	2,484.4	1,363.1	1,050.1
Assets	$13,512.9	$13,568.0	$13,278.1

Results of operations in the Tire and Engineered Products segments were measured based on net sales to unaffiliated customers and EBIT. Results of operations of the Chemical Products segment included transfers to other SBUs. Segment EBIT is computed as follows: net sales less cost of goods sold, less selling, administrative and general expense (excluding corporate administrative expenses). Inter-SBU sales by Chemical Products were at the lower of a formulated price or market. Purchases from Chemical

Products were included in the purchasing SBU's EBIT at Chemical Products cost. Segment assets include those assets under the management of the SBU.

Sales and operating income of the Asia Tire segment reflect the results of Goodyear's majority-owned tire business in the region. In addition, Goodyear owns a 50% interest in South Pacific Tyres Ltd. (SPT), a tire manufacturer in Australia and New Zealand. Results of operations of SPT are not reported in segment results, and are reflected in Goodyear's Consolidated Statement of Income using the equity method.

The following table presents the sales and operating income of Goodyear's Asia Tire segment together with 100% of the sales and operating income of SPT:

(IN MILLIONS)	2001	2000	1999
NET SALES			
Asia Tire Segment	$493.9	$ 524.6	$ 593.2
SPT	481.3	563.6	674.5
	$975.2	$1,088.2	$1,267.7
OPERATING INCOME (LOSS)			
Asia Tire Segment	$ 19.9	$ 17.9	$ 26.0
SPT	(25.4)	(11.1)	31.2
	$ (5.5)	$ 6.8	$ 57.2

SPT operating losses did not include rationalization charges of approximately $48.0 million in 2001 and $32.2 million in 2000. SPT debt totaled $67.4 million and $158.1 million at December 31, 2001 and December 31, 2000, respectively.

Portions of the items described in Note 3, Rationalizations and Note 4, Other (Income) and Expense were not charged (credited) to the SBUs for performance evaluation purposes but were attributable to the SBUs as follows:

(IN MILLIONS)	2001	2000	1999
RATIONALIZATIONS			
North American Tire	$ 31.6	$ (.7)	$ 71.5
European Union Tire	81.5	23.3	2.8
Eastern Europe, Africa and Middle East Tire	11.2	9.6	.3
Latin American Tire	.2	65.7	77.3
Asia Tire	45.4	3.3	1.5
Total Tires	169.9	101.2	153.4
Engineered Products	1.5	3.8	8.8
Chemical Products	—	—	2.5
Total Segments	171.4	105.0	164.7
Corporate	35.4	19.1	6.9
Rationalizations	$206.8	$ 124.1	$ 171.6
OTHER (INCOME) AND EXPENSE			
North American Tire	$ —	$ —	$ —
European Union Tire	(17.0)	—	(149.7)
Eastern Europe, Africa and Middle East Tire	—	—	—
Latin American Tire	—	(5.0)	—
Asia Tire	—	—	—
Total Tires	(17.0)	(5.0)	(149.7)
Engineered Products	—	—	—
Chemical Products	(27.4)	—	(17.0)
Total Segments	(44.4)	(5.0)	(166.7)
Corporate	56.2	32.8	19.6
Other (Income) and Expense	$ 11.8	$ 27.8	$ (147.1)

NOTES TO FINANCIAL STATEMENTS

(IN MILLIONS)	2001	2000	1999
CAPITAL EXPENDITURES			
North American Tire	$198.5	$235.4	$372.8
European Union Tire	71.4	94.0	106.2
Eastern Europe, Africa and Middle East Tire	37.7	43.4	46.9
Latin American Tire	24.8	36.6	50.6
Asia Tire	16.1	35.3	38.0
Total Tires	348.5	444.7	614.5
Engineered Products	29.0	36.7	54.6
Chemical Products	26.9	76.7	90.4
Total Segment Capital Expenditures	404.4	558.1	759.5
Corporate	31.0	56.4	45.5
Capital Expenditures	$435.4	$614.5	$805.0
DEPRECIATION AND AMORTIZATION			
North American Tire	$286.0	$270.0	$219.7
European Union Tire	116.5	111.7	91.8
Eastern Europe, Africa and Middle East Tire	53.3	49.3	48.6
Latin American Tire	28.2	35.9	34.2
Asia Tire	34.0	38.2	40.5
Total Tires	518.0	505.1	434.8
Engineered Products	34.3	34.4	44.2
Chemical Products	38.7	39.4	35.8
Total Segment Depreciation and Amortization	591.0	578.9	514.8
Corporate	45.7	51.4	66.9
Depreciation and Amortization	$636.7	$630.3	$581.7

The following table presents geographic information. Net sales by country were determined based on the location of the selling subsidiary. Long-lived assets consisted primarily of properties and plants, deferred charges and other miscellaneous assets. Management did not consider the net sales or long-lived assets of individual countries outside the United States to be significant to the consolidated financial statements.

(IN MILLIONS)	2001	2000	1999
Net Sales			
United States	$ 7,655.8	$ 7,611.1	$ 7,136.6
International	6,491.4	6,806.0	6,218.8
	$14,147.2	$14,417.1	$13,355.4
LONG-LIVED ASSETS			
United States	$ 4,317.7	$ 4,188.5	$ 4,080.1
International	2,923.8	3,166.3	3,290.2
	$ 7,241.5	$ 7,354.8	$ 7,370.3

NOTE 21

ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of Accumulated Other Comprehensive Income follow:

(IN MILLIONS)	2001	2000
Foreign currency translation adjustment	$ (1,450.2)	$ (1,273.9)
Minimum pension liability adjustment	(257.3)	(21.9)
Unrealized investment loss	(16.6)	(10.0)
Deferred derivative loss	(13.2)	—
	$ (1,737.3)	$ (1,305.8)

NOTE 22

COMMITMENTS AND CONTINGENT LIABILITIES

At December 31, 2001, Goodyear had binding commitments for investments in land, buildings and equipment of $121.5 million, and off-balance-sheet financial guarantees written and other commitments totaling $151.4 million.

At December 31, 2001, Goodyear had recorded liabilities aggregating $66.5 million for anticipated costs related to various environmental matters, primarily the remediation of numerous waste disposal sites and certain properties sold by Goodyear. These costs include legal and consulting fees, site studies, the design and implementation of remediation plans, post-remediation monitoring and related activities and will be paid over several years. The amount of Goodyear's ultimate liability in respect of these matters may be affected by several uncertainties, primarily the ultimate cost of required remediation and the extent to which other responsible parties contribute. Refer to Environmental Cleanup Matters at Note 1.

At December 31, 2001, Goodyear had recorded liabilities aggregating $218.7 million for potential product liability and other tort claims, including related legal fees expected to be incurred, presently asserted against Goodyear. The amount recorded was determined on the basis of an assessment of potential liability using an analysis of available information with respect to pending claims, historical experience and, where available, current trends.

Goodyear is a defendant in numerous lawsuits involving at December 31, 2001, approximately 63,000 claimants alleging various asbestos related personal injuries purported to result from exposure to asbestos in certain rubber coated products manufactured by Goodyear in the past or in certain Goodyear facilities. Typically, these lawsuits have been brought against multiple defendants in state and Federal courts. In the past, Goodyear has disposed of approximately 22,000 cases by defending and obtaining the dismissal thereof or by entering into a settlement. Goodyear has policies and coverage-in-place agreements with certain of its insurance carriers that cover a substantial portion of estimated indemnity payments and legal fees in respect of the pending claims. At December 31, 2001, Goodyear has recorded an asset in the amount it expects to collect under the policies and coverage-in-place agreements with certain carriers related to its estimated asbestos liability. Goodyear has also commenced discussions with certain of its excess coverage insurance carriers to establish arrangements in respect of their policies.

The portion of the recorded liabilities for potential product liability and other tort claims relating to asbestos claims is based on pending claims. The amount recorded reflects an estimate of the cost of defending and resolving pending claims, based on available information and our experience in disposing of asbestos claims in the past. The estimated liability of Goodyear is not discounted or reduced for possible recoveries from insurance carriers. No liability has been recorded for unknown asbestos claims, and Goodyear cannot predict the number of future claims, the cost of disposing of existing and future claims, or the future ability to recover from insurance carriers.

The Company is a defendant in three class actions and twenty other civil actions in various Federal and state courts alleging, among other things, breaches of warranties and defects in the Company's Entran II hose installed as a part of Heatway radiant heating systems in the homes or other structures of the claimants. On February 25, 2002, a jury in a civil action in a Colorado State Court found, among other things, that the Company's Entran II hose installed in five homesites was defective and awarded plaintiffs $5.9 million in damages, which are trebled under the Colorado Consumer Protection Act, plus interest, attorney's fees and costs, for a total award of approximately $20 million. The Company continues to believe the hose was not defective. The Company believes the verdict was based on material errors of fact and law and will appeal. A jury in a civil action between the Company and Heatway in Federal District Court in Cleveland, Ohio, found that the Company did not breach the implied warranty of merchantability in respect of Entran II hose sold to Heatway for installation in radiant heating systems and that the hose was fit for use in the systems and the court, on February 4, 2000, dismissed all claims of Heatway regarding the Entran II hose.

Subject to the uncertainties referred to above, Goodyear has concluded that in respect of any of the above described liabilities, it is not reasonably possible that it would incur a loss exceeding the amount recognized at December 31, 2001 with respect thereto which would be material relative to the consolidated financial position, results of operations or liquidity of Goodyear.

Various other legal actions, claims and governmental investigations and proceedings covering a wide range of matters are pending against Goodyear and its subsidiaries. Management, after reviewing available information relating to such matters and consulting with Goodyear's General Counsel, has determined with respect to each such matter either that it is not reasonably possible that Goodyear has incurred liability in respect thereof or that any liability ultimately incurred will not exceed the amount, if any, recorded at December 31, 2001 in respect thereof which would be material relative to the consolidated financial position, results of operations or liquidity of Goodyear. However, in the event of an unanticipated adverse final determination in respect of certain matters, Goodyear's consolidated net income for the period in which such determination occurs could be materially affected.

NOTE 23

PREFERRED STOCK PURCHASE RIGHTS PLAN

In June 1996, the Company authorized 7,000,000 shares of Series B Preferred Stock ("Series B Preferred") issuable only upon the exercise of rights ("Rights") issued under the Preferred Stock Purchase Rights Plan adopted on, and set forth in the Rights Agreement dated, June 4, 1996. Each share of Series B Preferred issued would be non-redeemable, non-voting and entitled to (i) cumulative quarterly dividends equal to the greater of $25.00 or, subject to adjustment, 100 times the per year amount of dividends declared on Goodyear Common Stock ("the Common Stock") during the preceding quarter and (ii) a liquidation preference.

Under the Rights Plan, each shareholder of record on July 29, 1996 received a dividend of one Right per share of the Common Stock. Each Right, when exercisable, will entitle the registered holder thereof to purchase from the Company one one-hundredth of a share of Series B Preferred Stock at a price of $250 (the "Purchase Price"), subject to adjustment. The Rights will expire on July 29, 2006, unless earlier redeemed at $.001 per Right. The Rights will be exercisable only in the event that an acquiring person or group purchases, or makes — or announces its intention to make — a tender offer for, 15% or more of the Common Stock. In the event that any acquiring person or group acquires 15% or more of the Common Stock, each Right will entitle the holder to purchase that number of shares of Common Stock (or in certain circumstances, other securities, cash or property) which at the time of such transaction would have a market value of two times the Purchase Price.

If the Company is acquired or a sale or transfer of 50% or more of the Company's assets or earnings power is made after the Rights become exercisable, each Right (except those held by an acquiring person or group) will entitle the holder to purchase common stock of the acquiring entity having a market value then equal to two times the Purchase Price. In addition, when exercisable the Rights under certain circumstances may be exchanged by the Company at the ratio of one share of Common Stock (or the equivalent thereof in other securities, property or cash) per Right, subject to adjustment.

Supplementary Data (unaudited)

Quarterly Data and Market Price Information

(In millions, except per share)

2001		Quarter First	Second	Third	Fourth	Year
Net Sales		$3,414.2	$3,582.5	$3,677.9	$3,472.6	$14,147.2
Gross Profit		628.6	670.4	683.6	545.1	2,527.7
Net Income (Loss)		$ (46.7)	$ 7.8	$ 9.3	$ (174.0)	$ (203.6)
Net Income (Loss) Per Share	— Basic	$ (.30)	$ .05	$ .06	$ (1.07)	$ (1.27)
	— Diluted	(.30)	.05	.06	(1.07)	(1.27)
Average Shares Outstanding	— Basic	158.2	158.8	159.9	163.1	160.0
	— Diluted	158.2	161.2	161.6	163.1	160.0
Price Range of Common Stock: *						
High		$ 27.32	$ 30.40	$ 31.64	$ 25.28	$ 31.64
Low		22.72	22.80	17.72	17.85	17.72
Dividends Per Share		$ .30	$ .30	$ .30	$ .12	$ 1.02

The first quarter included a net after-tax charge of $57.1 million or $.36 per share for rationalizations and an after-tax gain of $13.9 million or $.09 per share from asset sales. The fourth quarter included a net after-tax charge of $101.2 million or $.62 per share for rationalizations and an after-tax gain of $16.9 million or $.10 per share from asset sales.

Quarterly per share amounts do not add to the year 2001 per share amount due to issuance of 4.3 million shares of common stock in the third quarter.

(In millions, except per share)

2000		Quarter First	Second	Third	Fourth	Year
Net Sales		$3,664.1	$3,607.3	$3,619.3	$3,526.4	$14,417.1
Gross Profit		730.1	756.7	650.5	642.5	2,779.8
Net Income (Loss)		$ 48.2	$ 77.1	$ 17.0	$ (102.0)	$ 40.3
Net Income (Loss) Per Share	— Basic	$ .31	$ .49	$ .11	$ (.65)	$ .26
	— Diluted	.30	.49	.11	(.65)	.25
Average Shares Outstanding	— Basic	156.3	156.4	157.0	157.6	156.8
	— Diluted	158.7	158.7	158.2	157.6	158.8
Price Range of Common Stock: *						
High		$ 29 1/8	$ 31 5/8	$ 26 3/4	$ 24.09	$ 31 5/8
Low		20 3/8	19 3/4	17 1/4	15.60	15.60
Dividends Per Share		$ .30	$ .30	$ .30	$ .30	$ 1.20

The second quarter included a net after-tax charge of $5.2 million or $.03 per share for rationalizations. The third quarter included an after-tax gain of $3.2 million or $.02 per share from asset sales and an after-tax charge of $1.2 million or $.01 per share for rationalizations. The fourth quarter included an after-tax charge of $93.7 million or $.59 per share for rationalizations.
Per share amounts of unusual items are diluted.

*New York Stock Exchange — Composite Transactions

Comparison with Prior Years

(Dollars in millions, except per share)	2001	2000	1999	1998	1997
Financial Results					
Net Sales	$14,147.2	$14,417.1	$13,355.4	$13,081.6	$13,502.0
Income (Loss) from Continuing Operations	(203.6)	40.3	243.2	672.2	497.4
Discontinued Operations	—	—	—	(34.7)	36.3
Net Income (Loss)	(203.6)	40.3	243.2	637.5	533.7
Per Share of Common Stock — Basic:					
Income (Loss) from Continuing Operations	(1.27)	.26	1.55	4.29	3.18
Discontinued Operations	—	—	—	(.22)	.24
Net Income (Loss)	(1.27)	.26	1.55	4.07	3.42
Average Shares Outstanding — Basic	159,955,869	156,840,646	156,182,004	156,570,476	156,225,112
Per Share of Common Stock — Diluted:					
Income (Loss) from Continuing Operations	(1.27)	.25	1.53	4.25	3.14
Discontinued Operations	—	—	—	(.22)	.23
Net Income (Loss)	(1.27)	.25	1.53	4.03	3.37
Average Shares Outstanding — Diluted	159,955,869	158,764,926	158,939,599	158,307,212	158,169,534
Cash Dividends	$ 1.02	$ 1.20	$ 1.20	$ 1.20	$ 1.14
Financial Position					
Assets	$13,512.9	$13,568.0	$13,278.1	$10,762.7	$10,135.6
Properties and Plants — Net	5,116.1	5,521.0	5,761.0	4,358.5	4,149.7
Depreciation	596.4	593.6	557.6	487.8	453.9
Capital Expenditures	435.4	614.5	805.0	838.4	699.0
Long Term Debt	3,203.6	2,349.6	2,347.9	1,186.5	844.5
Shareholders' Equity	2,864.0	3,503.0	3,792.6	3,919.2	3,613.7
Other Information					
Shareholders of Record	27,822	28,778	28,163	28,348	29,198
Price Range of Common Stock: *					
High	$ 31.64	$ 31 5/8	$ 66 3/4	$ 76 3/4	$ 71 1/4
Low	17.72	15.60	25 1/2	45 7/8	49 1/4
Average Number of Associates	100,779	106,724	100,649	96,950	95,472

2001 included a net after-tax charge of $170.1 million or $1.06 per share for rationalizations, the sale of the specialty chemical business, asset sales, costs related to a tire replacement program and rationalization costs at Goodyear's SPT equity investment.

2000 included a net after-tax charge of $63.0 million or $.40 per share for rationalizations, asset sales, change in Goodyear's domestic inventory costing method from LIFO to FIFO and rationalization costs at Goodyear's SPT equity investment.

1999 included a net after-tax benefit of $22.3 million or $.13 per share for rationalizations and asset sales.

1998 included a net after-tax gain totaling $61.3 million or $.38 per share from rationalizations, the sale of the Oil Transportation business segment and other asset sales.

1997 included an after-tax charge of $176.3 million or $1.12 per share for rationalizations.

All per share amounts are diluted unless otherwise noted.

* New York Stock Exchange — Composite Transactions

Report of Management

The financial statements of The Goodyear Tire & Rubber Company and Subsidiaries were prepared in conformity with accounting principles generally accepted in the United States of America. Management is responsible for selection of appropriate accounting principles and the objectivity and integrity of the data, estimates and judgments that are the basis for the financial statements.

Goodyear has established and maintains a system of internal controls designed to provide reasonable assurance that the books and records reflect the transactions of the Company and that its established policies and procedures are carefully followed. This system is based upon the worldwide communication and implementation of written procedures, policies and guidelines, organizational structures that provide an appropriate division of responsibility, a program of internal audit and the careful selection, training and development of operating and financial management.

PricewaterhouseCoopers LLP, independent accountants, examined the financial statements and their report is presented on this page. Their opinion is based on an examination that provides an independent, objective review of the way Goodyear fulfills its responsibility to publish statements that present fairly the financial position and operating results. They obtain and maintain an understanding of the Company's internal accounting and reporting controls, test transactions and perform related auditing procedures as they consider necessary to arrive at an opinion on the fairness of the financial statements. While the independent accountants make extensive reviews of procedures, it is neither practicable nor necessary for them to test a large portion of the daily transactions.

The Board of Directors pursues its oversight responsibility for the financial statements through its Audit Committee, composed of Directors who are not associates of the Company. The Committee meets periodically with the independent accountants, representatives of management and internal auditors to assure that all are carrying out their responsibilities. To assure independence, PricewaterhouseCoopers LLP and the internal auditors have full and free access to the Audit Committee, without Company representatives present, to discuss the results of their examinations and their opinions on the adequacy of internal controls and the quality of financial reporting.

Samir G. Gibara
Chairman & Chief Executive Officer

Robert W. Tieken
Executive Vice President & Chief Financial Officer

Report of Independent Accountants

PricewaterhouseCoopers

To the Board of Directors and Shareholders of The Goodyear Tire & Rubber Company

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of The Goodyear Tire & Rubber Company and Subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Cleveland, Ohio
February 4, 2002

Board of Directors and Officers

Board of Directors

John G. Breen
Retired Chairman of the Board,
The Sherwin-Williams Company
Elected 1992 [1, 2]

William E. Butler
Retired Chairman of the Board & Chief Executive Officer, Eaton Corporation
Elected 1995 [1, 3]

Thomas H. Cruikshank
Retired Chairman of the Board & Chief Executive Officer, Halliburton Company
Elected 1986 [1, 3]

Edward T. Fogarty
Retired Chairman of the Board, President & Chief Executive Officer, Tambrands Inc.
Elected 2000 [3, 4]

Samir G. Gibara
Chairman of the Board & Chief Executive Officer, The Goodyear Tire & Rubber Company
Elected 1995

William J. Hudson Jr.
Retired Vice Chairman of the Board,
AMP Incorporated
Elected 1995 [1, 2, 4]

Robert J. Keegan
President & Chief Operating Officer,
The Goodyear Tire & Rubber Company
Elected 2000

Philip A. Laskawy
Retired Chairman of the Board & Chief Executive Officer, Ernst & Young
Elected 2001 [1, 3]

Steven A. Minter
Executive Director & President,
The Cleveland Foundation
Elected 1985 [2, 3, 4]

Agnar Pytte
Retired President,
Case Western Reserve University
Elected 1988 [2, 3, 4]

Martin D. Walker
Retired Chairman of the Board & Chief Executive Officer, M. A. Hanna Company
Elected 1997 [2, 3, 4]

Kathryn D. Wriston
Director or Trustee of various organizations
Elected 2002

James M. Zimmerman
Chairman of the Board & Chief Executive Officer, Federated Department Stores
Elected 2001 [2, 4]

Corporate Officers

Samir G. Gibara, 62*
Chairman of the Board &
Chief Executive Officer
35 years of service, officer since 1992

Robert J. Keegan, 54*
President & Chief Operating Officer
One year of service, officer since 2000

Robert W. Tieken, 62
Executive Vice President & Chief Financial Officer
Seven years of service, officer since 1994

Senior Vice Presidents

Stephanie W. Bergeron, 48
Senior Vice President,
Corporate Financial Operations & Treasurer
Three years of service, officer since 1999

Vernon L. Dunckel, 63
Senior Vice President,
Global Product Supply
40 years of service, officer since 1999

Joseph M. Gingo, 57
Senior Vice President, Technology & Global Products Planning
35 years of service, officer since 1996

C. Thomas Harvie, 58
Senior Vice President, General Counsel & Secretary
Six years of service, officer since 1995

Clark E. Sprang, 59
Senior Vice President, Business Development & Integration
35 years of service, officer since 1996

Vice Presidents

Eric A. Berg, 39
Vice President, E-Commerce & Chief Information Officer
Two years of service, officer since 2000

Cathryn M. Fischer, 40
Vice President & Chief Marketing Officer
Eleven months of service, officer since 2001

Donald D. Harper, 55
Vice President, Human Resources Planning, Development & Change
33 years of service, officer since 1998

William M. Hopkins, 57
Vice President, Global Products Marketing & Technology Planning
34 years of service, officer since 1998

Isabel H. Jasinowski, 53
Vice President, Government Relations
20 years of service, officer since 2001

Richard J. Kramer, 38
Vice President, Corporate Finance
Two years of service, officer since 2000

Gary A. Miller, 55
Vice President, Purchasing
34 years of service, officer since 1992

Bertram Bell, 50
Assistant Secretary & Associate General Counsel
19 years of service, officer since 2000

Anthony E. Miller, 51
Assistant Secretary & Associate General Counsel
16 years of service, officer since 2000

Business Unit Officers

Christopher W. Clark, 50
President, Latin America Region
28 years of service, officer since 2000

Jarro F. Kaplan, 54
President, Eastern Europe, Africa & Middle East Region
32 years of service, officer since 2001

Hugh D. Pace, 50
President, Asia Region
27 years of service, officer since 1998

John C. Polhemus, 57
President, North American Tire
32 years of service, officer since 1996

Jonathan D. Rich, 46
President, Chemical Products
One year of service, officer since 2001

Michael J. Roney, 47
President, European Union Region
20 years of service, officer since 1999

Timothy R. Toppen, 46
President, Engineered Products
23 years of service, officer since 2000

John W. Richardson, 57
Vice President, Finance,
North American Tire
34 years of service, officer since 1996

[1] Audit Committee
[2] Compensation Committee
[3] Committee on Corporate Responsibility
[4] Nominating and Board Governance Committee

* Also a director

Goodyear Worldwide

North America

United States

Akron, Ohio
World headquarters, North American Tire headquarters, Asia Tire headquarters, Latin America Tire headquarters, Chemical Products headquarters, Engineered Products headquarters, technical center, racing tires, chemicals, tire proving grounds, global purchasing, airship operations, research and development facilities
Asheboro, North Carolina *Steel tire cord*
Bayport, Texas *Chemicals*
Beaumont, Texas
Synthetic rubber, hydrocarbon resins
Carson, California *Airship operations*
Cartersville, Georgia *Textiles*
Danville, Virginia *Tires*
Decatur, Alabama *Textiles*
Fayetteville, North Carolina *Tires*
Freeport, Illinois *Tires*
Gadsden, Alabama *Tires*
Green, Ohio *Technical center*
Hannibal, Missouri *Hose products*
Houston, Texas *Synthetic rubber*
Huntsville, Alabama *Tires, tire proving grounds*
Lawton, Oklahoma *Tires*
Lincoln, Nebraska *Power transmission belts, hose products, technical center*
Marysville, Ohio *Conveyor belts, technical center*
Mount Pleasant, Iowa *Hose products*
Niagara Falls, New York *Chemicals*
Norfolk, Nebraska *Hose products*
Pompano Beach, Florida *Airship operations*
Radford, Virginia *Tread rubber*
St. Marys, Ohio *Molded rubber products, military track, rubber track, technical center*
San Angelo, Texas *Tire proving grounds*
Social Circle, Georgia *Tread rubber*
Spartanburg, South Carolina *Tread rubber*
Spring Hope, North Carolina *Conveyor belts*
Statesville, North Carolina *Tire molds*
Stow, Ohio *Tire molds*
Sun Prairie, Wisconsin *Hose products*
Tonawanda, New York *Tires*
Topeka, Kansas *Tires*
Tyler, Texas *Tires*
Union City, Tennessee *Tires*
Utica, New York *Textiles*
West Amherst, New York *Goodyear Dunlop Tires North America headquarters*

Canada

Bowmanville, Ontario *Conveyor belts*
Collingwood, Ontario *Hose products*
Granby, Quebec *Hose products*
Medicine Hat, Alberta *Tires*
Napanee, Ontario *Tires*
Owen Sound, Ontario *Power transmission belts*
Quebec City, Quebec *Molded rubber products*
Valleyfield, Quebec *Tires*

Europe

Belgium

Brussels *Goodyear Dunlop Tires Europe headquarters; European Union Tire headquarters; Eastern Europe, Africa & Middle East Tire headquarters*

France

Amiens *Tires*
Mireval *Tire proving grounds*
Montlucon *Tires, air springs*

Germany

Fulda *Tires*
Fuerstenwalde *Tires*
Hanau *Tires*
Philippsburg *Tires*
Riesa *Tires*
Wittlich *Tires, tire proving grounds*

Luxembourg

Colmar-Berg *Tires, textiles, steel tire cord, tire molds, technical center, tire proving grounds*

Poland

Debica *Tires, tubes*

Slovenia

Kranj *Tires, power transmission belts, air springs*

Turkey

Adapazari *Tires*
Izmit *Tires*

United Kingdom

Birmingham *Racing tires*
Washington *Tires*
Wolverhampton *Tires*

Latin America

Brazil

Americana *Tires, textile preparation, films, tire proving grounds*
Osasco *Hose products*
Santa Barbara *Tread rubber*
Sao Paulo *Tires, tire molds, conveyor belts, power transmission belts, hose products*
Sertaozinho *Air springs*

Chile

Santiago *Tires, batteries, conveyor belts, hose products*

Colombia

Cali *Tires*

Guatemala

Guatemala City *Tires*

Mexico

Chihuahua *Molded rubber products, power transmission belts*
San Luis Potosi *Air springs, hose products*

Peru

Lima *Tires*

Venezuela

Tinaquillo *Hose products, power transmission belts*
Valencia *Tires*

Africa

Morocco

Casablanca *Tires*

South Africa

Uitenhage *Tires, conveyor belts, power transmission belts*

United Arab Emirates

Dubai *Regional tire sales and distribution*

Asia

China

Dalian *Tires*
Qingdao *Hose products*

India

Aurangabad *Tires*
Ballabgarh *Tires*

Indonesia

Aek Tarum Estate *Rubber plantation operations*
Bogor *Tires*
Dolok Merangir Estate *Rubber plantation operations*

Japan

Tatsuno *Tires*

Malaysia

Kuala Lumpur *Tires*

New Zealand

Upper Hutt *Tires**

Philippines

Las Pinas *Tires*

Singapore

Singapore *Natural rubber purchasing, testing and research laboratory*

Taiwan

Taipei *Tires*

Thailand

Bangkok *Tires*

Australia

Footscray *Tires**
Bayswater *Conveyor belts*
Somerton *Tires**
Thomastown *Tires**

* *50-50 Joint Ventures*

Shareholder Information

Corporate Offices

The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, Ohio 44316-0001
(330) 796-2121
www.goodyear.com

Goodyear Common Stock

The principal market for Goodyear common stock is the New York Stock Exchange (symbol GT). The stock is also listed on the Chicago Stock Exchange and The Pacific Exchange.

On February 15, 2002, there were 29,836 shareholders of record of Goodyear common stock. The closing price of Goodyear common stock on the NYSE composite transactions tape on February 15, 2002, was $24.68.

Annual Meeting

10 a.m., Monday, April 15, 2002, at the Corporate Offices.

Shareholder Inquiries

Transfer Agent and Registrar:
EquiServe Trust Company, N.A.
P.O. Box 2500
Jersey City, NJ 07303-2500
(800) 317-4445
www.equiserve.com

Inquiries concerning the issuance or transfer of stock certificates, the status of dividend checks or share account information should be directed to EquiServe Trust Company, N.A. Provide Social Security number, account number and Goodyear's ID number, 5721.

Hearing-impaired shareholders can communicate directly with EquiServe via a TDD by calling (201) 222-4955.

Other shareholder inquiries should be directed to:
Investor Relations, Dept. 635
The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, Ohio 44316-0001
(330) 796-3751
E-mail: goodyear.investor.relations@goodyear.com

Publications

The Company's Form 10-K Annual Report to the Securities and Exchange Commission for 2001 will be available in March. The Form 10-Q Quarterly Reports to the Securities and Exchange Commission during 2002 will be available in May, August and November.

Copies of any of the above or the Company's Proxy Statement may be obtained without charge by writing:
Investor Relations, Dept. 635
The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, Ohio 44316-0001
or by calling our Financial Report Distribution Center at:
(515) 263-6408

Cassette Recording

An audio cassette recording of the 2001 Annual Report is available for visually impaired shareholders by contacting Goodyear Investor Relations at (330) 796-7142.

DirectSERVICE™ Investment Program

EquiServe Trust Company, N.A. sponsors and administers a DirectSERVICE Investment Program for current shareholders and new investors in Goodyear common stock. The program offers automatic dividend reinvestment and a variety of other services. A brochure explaining the program may be obtained by contacting:
The DirectSERVICE Investment Program —
For Goodyear Shareholders
EquiServe Trust Company, N.A.
P. O. Box 2598
Jersey City, NJ 07303-2598
(800) 317-4445

Independent Accountants

PricewaterhouseCoopers LLP
BP Tower
200 Public Square, 27th Floor
Cleveland, Ohio 44114-2301

Environmental Report

A report pertaining to Goodyear's environmental policies and activities may be obtained by contacting Goodyear Corporate Environmental Engineering at (330) 796-7377.

Dear Shareholder:

We are pleased that you have chosen Goodyear as part of your investment portfolio. I hope you also will avail yourself of this opportunity to use our quality products. This coupon entitles you to a 10 percent discount on a selection of the finest passenger and light truck tires available today. If you do not need tires at this time, feel free to pass the coupon along to a neighbor or friend.

Sincerely,

Samir G. Gibara
Chairman & Chief Executive Officer

GOODYEAR

THE GOODYEAR TIRE & RUBBER COMPANY
1144 East Market Street
Akron, Ohio 44316-0001
www.goodyear.com

This report is printed on recycled paper.

WRITING AND PHOTOGRAPHY: Goodyear Global Communications
DESIGN: Bradley Brown Design Group, Inc.
PRINTING: St Ives Cleveland

10%

SHAREHOLDER DISCOUNT

Purchase up to four (4)
Goodyear Aquatred 3, Eagle, Fortera, Ultra Grip
or Wrangler tires at a participating
Goodyear Gemini retailer
or JustTires location
and receive a 10 percent discount.

Valid on purchases made through 2/15/2003.
This coupon may not be reproduced or
combined with any other offer.

For the location of the participating retailer nearest you,
call 1-800-GOODYEAR or go to
www.goodyeardealers.com on the Internet.

GOODYEAR

STORE MANAGER: KEY IN DIRECT MAIL CODE AR01

GOODYEAR

WWW.GOODYEAR.COM

700-862-928-63000